Exhibit 99.39

CANOPY GROWTH CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY RELATED INFORMATION

Management Solicitation

This Circular is furnished in connection with the solicitation of proxies by the management of Canopy Growth Corporation (the “Corporation”, “Canopy” or “Canopy Growth”) for use at an annual and special meeting (the “Meeting”) of the shareholders of the Corporation (collectively, the “Shareholders” or individually, a “Shareholder”) that will be held at St. Andrew’s Club, St. Andrew’s Hall, 27th Floor, 150 King Street West, Toronto, ON on September 15, 2017 at the hour of 10:30 a.m. (Eastern time) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the financial year ended March 31, 2017, together with the report of the auditors thereon;

2.	to elect the directors of the Corporation as more fully described in the section of the Circular entitled “Particulars of Matters to Be Acted Upon – 1. Election of Directors”;

3.	to re-appoint Deloitte LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration as more fully described in the section of the Circular entitled “Particulars of Matters to Be Acted Upon – 2. Appointment of Auditors”;

4.	to consider an ordinary resolution, the full text of which is set out in Schedule “A” to this Circular, ratifying, confirming, and approving the Corporation’s employee stock purchase plan (a copy of which is set out in Schedule “B” to this Circular), as more fully described in the section of the Circular entitled “Particulars of Matters to be Acted Upon – 3. Employee Stock Purchase Plan”;

5.	to consider an ordinary resolution, the full text of which is set out in Schedule “C” to this Circular, ratifying, confirming, and approving the Corporation’s omnibus incentive plan (a copy of which is set out in Schedule “D” to this Circular), as more fully described in the section of the Circular entitled “Particulars of Matters to be Acted Upon – 4. Omnibus Incentive Plan”; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

This solicitation is made by the management of the Corporation. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by regular employees of and by agents engaged by the Corporation at nominal cost. In addition, Canopy has retained the services of Shorecrest Group Ltd. to solicit proxies for a fee of approximately Quickvote™ Service to assist eligible Beneficial Shareholders with voting their shares. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of August 11, 2017 (the “Record Date”).

The form of proxy (the “Proxy”) forwarded to Shareholders with the Notice of Meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting.

Registered Shareholders – Voting by Proxy

The persons named in the enclosed form of proxy for the Meeting are officers of the Corporation.

A registered holder of Corporation Shares has the right to appoint some other person, who need not be a Shareholder, to represent the Shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting such other person’s name in the blank space provided or by executing another proper form of proxy.

Completed forms of proxy must be received by Computershare Investor Services Inc., the transfer agent of the Corporation, at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1 attention Proxy Department in the enclosed envelope, not later than 10:30 a.m. (Eastern time) on September 13, 2017. Late proxies may be accepted or rejected by the Chairman of the meeting in his sole discretion, and the Chairman is under no obligation to accept or reject any particular proxy.

The form of proxy affords the registered Shareholder an opportunity to specify that the shares registered in his or her name shall be voted for, against or withheld from voting in respect of the matters to come before the Meeting, as applicable.

On any ballot that may be called for, the shares represented by proxies in favour of management nominees will be voted for, against or withheld from voting in respect of the matters to come before the Meeting in accordance with the instructions given in such proxies and, accordingly, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In respect of proxies in which the Shareholders have not specified that the proxy nominees are required to vote for, against or withhold from voting in respect of the matters scheduled to come before the Meeting, the shares represented by the proxies in favour of management nominees will be voted for the matters described in the Notice of Meeting.

Management knows of no matters scheduled to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

A proxy given by a registered Shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Any such instrument revoking a proxy must be deposited at the registered office of the Corporation, at 515 Legget Drive, Suite 800, Ottawa, Ontario K2K 3G4 Attention: Chief Financial Officer, any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. If the instrument of revocation is deposited with the Chairman on the day of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Non-Registered Holders – Voting Instruction Form

Only registered holders of common shares (“Shares”) of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Many Shareholders are not registered Shareholders (“Beneficial Shareholders”) because the shares they own are not registered in their names but are instead either (i) registered in the name of an intermediary (the “Intermediary”) that the Beneficial Shareholder deals with in respect of the Corporation Shares, such as, among others, brokerage firms, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the meeting materials to Intermediaries and clearing agencies for onward distribution to Beneficial Shareholders.

The Corporation provides copies of all meeting materials to brokers, intermediaries, custodians, nominees and fiduciaries and requests that the materials be sent to Beneficial Shareholders promptly. The Corporation will pay for the distribution of the meeting materials by clearing agencies and intermediaries to objecting beneficial shareholders.

Intermediaries are required to forward the meeting materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. In some cases, where a beneficial shareholder has elected, the holder will receive materials electronically rather than by mail. Intermediaries often use service companies to forward the meeting materials to Beneficial Shareholders. If you are a Beneficial Shareholder, your name and address will appear on the voting instruction form sent to you by an Intermediary (bank, broker or trust company). A Beneficial Shareholder may vote or appoint a proxy by mail, phone, fax or on the Internet, as applicable, in accordance with the voting instruction form. Your Intermediary, as registered holder, will submit the vote or proxy appointment to the Corporation on your behalf. You must submit your voting instruction form in accordance with the instructions and within the time limits set by your Intermediary. If you or a person you designate plan to attend the meeting and vote you must appoint yourself or that person as proxy using the voting instruction form. Beneficial Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the voting instructions form is to be delivered.

A Beneficial Shareholder may revoke a form of proxy or voting instructions form given to an Intermediary by contacting the Intermediary through which the Beneficial Shareholder’s Corporation Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure than an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

If you have questions, you may contact Canopy’s proxy solicitation agent, Shorecrest Group, by telephone at 1-888-637-5789 (toll free in North America) or 1-647-931-7454 (collect outside North America), or by email at contact@shorecrestgroup.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Election of Directors

The Board presently consists of five directors, all of whom were elected at the last annual meeting of shareholders to hold office until the next annual meeting of Shareholders or until his successor is duly elected or appointed pursuant to the by-laws of the Corporation.

It is proposed that the five persons named below will be nominated for election at the Meeting. Shareholders can vote for all of the proposed directors set forth herein, vote for some of them and withhold for others, or withhold for all of them. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected or appointed pursuant to the by-laws of the Corporation.

The following table and notes thereto disclose: (i) the name and residence of each person proposed to be nominated for election as a director of the Corporation and all other positions and offices now held by him, if any, with the Corporation and any subsidiaries or affiliate thereof; (ii) his principal occupation or employment; (iii) the period or periods of services as a director of the Corporation; and (iv) the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by him as at the Record Date.

VOTING FOR THE ELECTION OF THE BELOW NAMED DIRECTORS WILL BE CONDUCTED ON AN INDIVIDUAL, AND NOT A SLATE BASIS. THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE MANAGEMENT NOMINEES. IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR THE ELECTION OF THE PROPOSED NOMINEES IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDERS APPOINTING THEM. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS. HOWEVER, IF FOR ANY REASON, ANY OF THE PROPOSED NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS OR HER PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Name and Place of Residence	Principal Occupations For Last Five Years	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed(6)
Bruce Linton Ottawa, Ontario, Canada	Sept 2014 to present – Chief Executive Officer of the Corporation May 2013 to present – Part-time CEO of Martello Technologies Corporation Jan 2007 to present – President of HBAM Holdings Inc.	March 26, 2014	2,942,711(3)

John K. Bell(1)(5)(7) Cambridge, Ontario, Canada	Jan 2005 to present – Chairman and CEO Onbelay Capital Inc. an investment management and holding corporation	October 28, 2014	100,000(4)

Name and Place of Residence	Principal Occupations For Last Five Years	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed(6)

February 2013 to present - Director, DelMar Pharmaceuticals Inc., a biopharmaceutical company focused on the development and commercialization of new cancer therapies

July 2010 to present - Director, StrongCo Corp., a distributor of new and used construction and mining equipment in the United States and Canada.

May 2009 to present – Director, The Royal Canadian Mint, a $3 Billion Crown Corporation

Chris Schnarr(1)(2)(5) Mississauga, Ontario, Canada

November 2016 to present – Managing Director, Lorian Group Inc., a capital market consultancy

May 2014 to November 2016 – President and CFO of Delivra Inc. a company involved in the development and sale of transdermal products and technologies for the topical delivery of pharmaceutical and natural molecules

Aug 2013 to May 2014 – Managing Director of Lorian Group Inc.

Aug 2011 to Aug 2013 – CEO and Director of BioExx Specialty Proteins Ltd.

May 2007 to Aug 2011 – CFO and Director of BioExx Specialty Proteins Ltd.

		March 26, 2014	NIL

Murray Goldman Toronto, Ontario, Canada	1965 to present - Founder and Chairman of the Goldman Group, a real estate development company	August 28, 2015	1,907,268(8)

Peter E. Stringham(5) New York, USA	2007 to March 2016 – Chairman and Chief Executive Officer of The Young & Rubicam Group Of Companies, a marketing and communications company	September 15, 2016	NIL

Notes:

(1)	Member of the Audit Committee.
(2)	Chair of the Audit Committee.
(3)	2,766,225 of these Common Shares are held by HBAM Holdings Inc., a corporation controlled by Mr. Linton and 105,486 of these Common Shares are held by GMP Securities L.P. in trust for Mr. Linton.
(4)	63,650 of these Common Shares are held by Onbelay Capital, of which Mr. Bell is the principal.
(5)	Member of Compensation and Governance Committee.
(6)	Based on 170,917,062 Common Shares issued and outstanding as of the Record Date.
(7)	Mr. Bell is the Lead Director.
(8)	Held by Goldman Holdings Ltd. of which Mr. Goldman is the principal.

To the knowledge of the Corporation, the directors of the Corporation as a group beneficially own, directly or indirectly, or over which control or direction is exercised, 4,949,979 of the issued and outstanding Common Shares, representing approximately 2.9% of the total votes attaching to all of the then outstanding voting securities of the Corporation as of the Record Date.

Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed herein, to the knowledge of the Corporation, no proposed director is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

Except as disclosed herein, to the knowledge of the Corporation, no proposed director:

(a)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Chris Schnarr was a director and an officer of BioExx Specialty Proteins Ltd. and its subsidiaries (“BioExx”) which was a reporting issuer listed on the TSX. Mr. Schnarr resigned from the board of directors and as an officer of BioExx and its subsidiaries on August 28, 2013. On October 1, 2013, BioExx commenced proceedings under the Companies’ Creditors Arrangement Act (Canada). On the same date, the trading of BioExx’s shares on the TSX was halted and on November 6, 2013 the shares of BioExx were delisted from the TSX.

In December 2010, while Bruce Linton was a director of Sitebrand Inc. (“Sitebrand”), its wholly owned subsidiary, Sitebrand.com Inc., filed a Notice of Intention to make a proposal to its creditors and has obtained protection from its creditors under the provisions of the Bankruptcy and Insolvency Act and in February 2011 Sitebrand.com Inc. made an assignment in bankruptcy under the provisions of the Bankruptcy and Insolvency Act. While Bruce Linton was a director of Sitebrand, Sitebrand was subject to a cease trade order issued by the Ontario Securities Commission on April 4, 2011 and British Columbia Securities Commission on April 7, 2011 for failure to file required audited annual financial statements and interim financial statements in the prescribed time. This cease trade order was revoked on August 5, 2011.

2. Appointment of Auditors

Management proposes to nominate Deloitte LLP, Chartered Accountants, which firm has been auditor of the Corporation since 2014 as auditor of the Corporation to hold office until the next annual meeting of Shareholders.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE RESOLUTION APPOINTING DELOITTE LLP, CHARTERED ACCOUNTANTS, AS AUDITOR OF THE CORPORATION AND THE AUTHORIZING OF THE DIRECTORS TO FIX ITS REMUNERATION. IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF DELOITTE LLP, CHARTERED ACCOUNTANTS, AS AUDITOR OF THE CORPORATION AND THE AUTHORIZING OF THE DIRECTORS TO FIX ITS REMUNERATION IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM. AN AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST AT THE MEETING IS SUFFICIENT FOR THE APPOINTMENT OF THE AUDITOR.

3. Employee Stock Purchase Plan

On August 8, 2017, the Board approved the 2017 Employee Stock Purchase Plan of the Corporation (the “Purchase Plan”). The Purchase Plan is intended to assist the Corporation in attracting and retaining employees and to continue to provide competitive compensation to all employees. Under the Purchase Plan, active employees regularly employed by the Corporation or any of its subsidiaries who have been employed for at least three months, may contribute up to 5% of their total salary to purchase Common Shares. All regular full-time employees of the Corporation and its participating subsidiaries, but not non-executive members of the Board, may participate in the Employee Stock Purchase Plan. The rights of participants under the Purchase Plan are not transferable. The Compensation and Governance Committee will administer the Purchase Plan. A copy of the full Purchase Plan is attached as Schedule “B” to this Circular.

Under the Purchase Plan, the aggregate number of Common Shares that may be issued is 400,000, and the maximum number of Common Shares which may be issued in any one fiscal year shall not exceed 200,000. Additionally, (i) the aggregate number of Shares issuable to insiders, at any time, under all of the Corporation’s security based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares of the Corporation; and (ii) insiders shall not be issued, under this Purchase Plan and all of the Corporation’s other security based compensation arrangements, within any one-year period, a number of Shares which exceeds 10% of the issued and outstanding Shares of the Corporation. Common Shares acquired pursuant to the Purchase Plan are not subject to any restrictions on transfer other than those prescribed by applicable securities laws.

If at any time, the Common Shares reserved for issuance under the Purchase Plan are not available in sufficient number to satisfy the purchase requirements, the Corporation shall apportion pro rata the available Common Shares among the participants and refund any excess contributions accordingly.

The purchase price under the Purchase Plan shall be the lesser of (i) 90% of the fair market value of the Common Shares for the Offering Period in which the purchase date falls, and (ii) 90% of the fair market value of the Common Shares on the purchase date for that offering period. The Corporation will not provide any financial assistance to eligible employees to facilitate the purchase of Common Shares under the Purchase Plan. The Board will have the right, at its sole discretion, to amend the Purchase Plan from time to time and at any time. No amendment to the Purchase Plan may, however, alter or impair any eligible employee’s rights under the Purchase Plan or increase any eligible employee’s obligations under the Purchase Plan without that employee’s consent.

An employee’s right to participate in the Purchase Plan terminates upon the termination of his or her employment for any reason. In this instance, payroll deductions under the Purchase Plan shall cease and any payroll deductions credited to such employee’s account shall be used to purchase Common Shares on the next purchase date.

Certain amendments of the Purchase Plan are subject to the prior approval of the TSX and may require the approval of the Corporation’s shareholders; in particular, the following amendments to the Purchase Plan require Shareholder approval: (i) amendments to the Purchase Plan which would increase the number of Shares issuable under the Purchase Plan, otherwise than in accordance with adjustment provisions of the Purchase Plan; (ii) amendments to the Purchase Plan which would increase the number of Shares issuable to insiders under the Purchase Plan, otherwise than in accordance with adjustment provisions of the Purchase Plan; (iii) amendments to the Purchase Plan which would increase the number of Shares issuable to directors under the Purchase Plan, otherwise than in accordance with adjustment provisions of the Purchase Plan; (iv) amendments that would reduce the purchase price payable by Insiders; (v) amendments to the Purchase Plan that would result in an extension of the term, under a security based compensation arrangement benefiting an insider of the issuer; (vi) amendments that would increase the percentage discounts set forth in the definition of purchase price; (vii) increase the maximum percentage of the annual compensation that any participant may direct be contributed, pursuant to the Purchase Plan, towards the purchase of Shares on his or her behalf through payroll deductions; (viii) the addition of any form of financial assistance to a participant; (ix) the adoption of an employer matching contribution; and (x) any amendment to the Purchase Plan that would result in an amendment to an amending provision within the Purchase Plan

In the event of a proposed or actual Change in Control (as such term is defined in the Purchase Plan), the Corporation shall require that each outstanding right be assumed or an equivalent right be substituted by the successor or purchaser corporation, unless the Purchase Plan is terminated

On August 8, 2017, the Board approved the Purchase Plan for the Corporation. The TSX has granted approval of the Purchase Plan, subject to shareholder approval at the Meeting. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Shares held by them in favour of the approval of the Purchase Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the Purchase Plan Resolution.

At the Meeting, Shareholders will be asked to pass an ordinary resolution, the full text of which is set out in Schedule “A” to this Circular. In order to be adopted, the resolution must be passed by a simple majority of the votes cast in person or by proxy, at the Meeting, of disinterested shareholders.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE RESOLUTION APPROVING THE PURCHASE PLAN. IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE PURCHASE PLAN RESOLUTION IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM. AN AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST AT THE MEETING IS SUFFICIENT FOR APPROVAL OF THE PURCHASE PLAN RESOLUTION.

4. Omnibus Incentive Plan

On August 8, 2017, the Board approved the 2017 Omnibus Incentive Plan of the Corporation (the “Omnibus Plan”) pursuant to which it is able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of the Corporation and/or its affiliates (“Company Personnel”) are eligible to receive awards of common share purchase options (“Options”) restricted share units (“RSUs”), deferred share units (“DSUs”), stock appreciation rights (“Stock Appreciation Rights”), restricted stock (“Restricted Stock”), performance awards (“Performance Awards”) or other stock based awards (collectively, the “Awards”), under the Omnibus Plan. All Awards granted under the Omnibus Plan are non-transferable. A copy of the full Omnibus Incentive Plan is attached as Schedule “D” to this Circular.

The Corporation’s current compensation program, described elsewhere in this Circular (see “Statement of Executive Compensation”) provides total compensation for employees in various roles that is comprised of base salary (fixed cash amount), short-term performance incentives (variable cash award) and lastly, long-term “at risk” equity-based incentives (stock options) that align employees’ interests with those of shareholders. The use of equity-based compensation as part of a competitive total compensation package for employees in certain roles also allows the Corporation to offer lower base salaries thereby lowering its fixed cash compensation costs. As a cannabis related company, with limited access to debt financing, Canopy Growth is largely dependent upon equity financing to provide the capital necessary to grow its business. With a view to extending the cash resources that the company has available, it is important for the Corporation to be prudent in the management of its fixed cash expenses across all areas of the company’s operations, including in the area of employee compensation.

Under the Omnibus Plan, the maximum number of Shares issuable from treasury pursuant to Awards shall not exceed 10% of the total outstanding Shares from time to time less the number of Shares issuable pursuant to all other security-based compensation arrangements of the Corporation (being the existing Stock Option Plan and the Purchase Plan, if approved).

The maximum number of Shares subject to any Award which may be granted under the Omnibus Plan during any fiscal year of the Corporation to any participant shall be 1,000,000 Shares per type of Award provided that the maximum number of Shares for all types of Awards granted to any Participant does not exceed 1,000,000 Shares during any fiscal year of the Corporation.

The number of Shares issuable to insiders, at any time, under all security based compensation arrangements of the Corporation, may not exceed 10% of the Corporation’s issued and outstanding Shares; and the number of Shares issued to insiders within any one-year period, under all security based compensation arrangements of the Corporation, may not exceed 10% of the Corporation’s issued and outstanding Shares.

The equity value of Options granted to a non-employee director, within a one-year period, pursuant to the Omnibus Plan shall not exceed $100,000 and the aggregate equity value of all Awards, that are eligible to be settled in Shares granted to a non-employee director, within a one-year period, pursuant to all security based compensation arrangements shall not exceed $150,000.

In the event that a participant holds 20% or more of the issued and outstanding Shares or the settlement of an Award in Shares would cause the participant to hold 20% or more of the issued and outstanding Shares, such participant shall only be granted Awards that can be settled in cash.

The Compensation and Governance Committee may provide the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a participant ceases to provide service to the Corporation or any Affiliate prior to the end of a performance period or exercise or settlement of such Award.

Subject to certain exceptions included in the Omnibus Plan, the occurrence of a Change in Control (as such term is defined in the Omnibus Plan) will not result in the vesting of unvested Awards nor the lapse of any period of restriction pertaining to any Restricted Stock or RSUs (“Unvested Awards”). Subject to the Compensation and Governance Committee reasonably determining otherwise, for the period of 24 months following a Change in Control, where a participant’s employment or term of office or engagement is terminated for any reason, other than for cause: (i) any Unvested Awards as at the date of such termination shall be deemed to have vested, and any period of restriction shall be deemed to have lapsed, as at the date of such termination and shall become payable as at the date of termination; and (ii) the level of achievement of performance goals for any Unvested Awards that are deemed to have vested pursuant to (i) above, shall be based on the actual performance achieved at the end of the applicable period immediately prior to the date of termination.

The Board may amend, alter, suspend, discontinue or terminate the Omnibus Plan and any outstanding Awards granted thereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Corporation, for any purpose whatsoever. Notwithstanding the foregoing, the following amendments to the Omnibus Plan require the approval of shareholders of the Corporation: (i) an increase in the maximum number of Shares that may be made the subject of Awards under the Omnibus Plan; (ii) any adjustment (other than as set out in the Omnibus Plan) or amendment that reduces or would have the effect of reducing the exercise price of an Option or Stock Appreciation Right previously granted under the Omnibus Plan, whether through amendment, cancellation or replacement grants, or other means (provided that, in such a case, insiders of the Corporation who benefit from such amendment are not eligible to vote their Shares in respect of the approval); (iii) an increase in the limits on Awards that may be granted to any participant under the Omnibus Plan; (iv) an extension of the term of an outstanding Option or Stock Appreciation Right beyond the expiry date thereof; (v) permitting Options granted under the Omnibus Plan to be transferrable other than for normal estate settlement purposes; and (vi) any amendment to the plan amendment provisions, subject to certain exceptions included in the Omnibus Plan.

Options

The Omnibus Plan will replace the Corporation’s existing Stock Option Plan. Once the Omnibus Plan is approved, no further Options will be granted under the Stock Option Plan and all outstanding Options will be governed by the Omnibus Plan.

The purchase price per Share under an Option shall be determined by the Compensation and Governance Committee; provided, however, that, except subject to certain exceptions described in the Omnibus Plan, such purchase price shall not be less than 100% of the Fair Market Value (as defined in the Omnibus Plan) of a Share on the date of grant of such Option. With the approval of the Compensation and Governance Committee, a participant may elect to exercise an Option, in whole or in part, without payment of the aggregate Option price due on such exercise by electing to receive Shares equal in value to the difference between the Option price and the Fair Market Value on the date of exercise (any such exercise a “Cashless Exercise”) computed in accordance with the Omnibus Plan.

The term of each Option shall be fixed by the Compensation and Governance Committee but shall not exceed 6 years from the date of grant thereof. Notwithstanding the foregoing and subject to certain exceptions detailed in the Omnibus Plan, if the term of an Option would otherwise expire during, or within ten business days of the expiration of a Blackout Period (as such term is defined in the Omnibus Plan) applicable to such participant, then the term of such Option shall be extended to the close of business on the tenth business day following the expiration of the Blackout Period.

The Compensation and Governance Committee is authorized to grant Stock Appreciation Rights to participants under the Omnibus Plan, whereby such Stock Appreciation Right is equal to the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the right on the date of grant, or if granted in connection with an outstanding Option on the date of grant of the related Option, as specified by the Compensation and Governance Committee in its sole discretion, which, subject to certain exceptions, shall not be less than the Fair Market Value of one Share on such date of grant of the right or the related Option, as the case may be.

RSUs

The Omnibus Plan, if approved, will provide the Compensation and Governance Committee with additional equity-based compensation options in the form of RSUs, which provide “at risk” equity-based incentive that vests over a three-year period, adds a medium-term incentive option to the Corporation’s compensation program and may replace short-term cash based incentives currently provided for in the Corporation’s compensation plan. RSUs may be granted as part of an employee’s “at risk” incentives and are considered “medium-term” incentives because they vest from one to three years from the date of grant and any payments on the vesting dates are determined with reference to the market price of Shares on that date.

Shares of Restricted Stock and RSUs shall be subject to such restrictions as the Compensation and Governance Committee may impose (including, without limitation, any limitation on the right to receive any dividend or dividend equivalent or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Compensation and Governance Committee may deem appropriate.

DSUs

The Omnibus Plan also provides the Compensation and Governance Committee with the authority to grant DSUs to participants that will provide members of the Board with compensation opportunities which are compatible with shareholder interests, encourages a sense of ownership and rewards significant achievements. The benefit of holding DSUs is realized in the form of a cash payment to the Board Member that is only made after the termination or retirement of the member from the Board or after their death. The form of compensation provided by the DSU Plan provides Canopy Growth with the ability to reduce Board cash compensation costs in the short-term, thereby adhering to the Corporation’s compensation principle of prudently managing the Corporation’s equity funded cash resources and is intended to align Board Member compensation with shareholder interests.

DSUs vest immediately upon grant, but may only be redeemed upon a DSU holder’s termination (not later than 10 business days prior to the end of the 90-day period following the date of termination), retirement or death.

DSUs may be satisfied by delivery of Shares, other Awards, or a combination thereof, as determined by the Compensation and Governance Committee at the date of grant or thereafter. The Compensation and Governance Committee, in its discretion, may award cash, shares, other Awards or other property equal in value to dividends paid with respect to Shares (“Dividend Equivalent”) with respect to Awards of DSUs.

The entitlements on such Dividend Equivalents will not be available until the expiration of the deferral period for the Award of DSUs.

Performance Awards

Under the Omnibus Plan, the Compensation and Governance Committee may grant a non-transferable Performance Award to a participant payable upon the attainment of specific Performance Goals (as such term is defined in the Omnibus Plan).

If the Performance Award is payable in cash, it may be paid upon the attainment of the relevant Performance Goals either in cash or in shares of Restricted Stock (based on the then current Fair Market Value of such Shares), as determined by the Compensation and Governance Committee, in its sole and absolute discretion.

Upon a Participant’s termination of service for any reason during the Performance Period (as such term is defined in the Omnibus Plan) for a given Performance Award, the Performance Award in question will vest or be forfeited in accordance with the terms and conditions established by the Compensation Committee at grant. Based on service, performance and/or such other factors or criteria, if any, as the Compensation and Governance Committee may determine, the Compensation and Governance Committee may, at or after grant, due to such service, performance and/or such other factors or criteria relating to the participant’s performance to date accelerate on a pro rata basis the vesting of all or any part of any Performance Award.

When and if Performance Awards become payable, a participant having received the grant of such units shall be entitled to receive payment from the Corporation in settlement of such units in cash, Shares of equivalent value (based on the Fair Market Value), in some combination thereof, or in any other form determined by the Compensation and Governance Committee at its sole discretion.

With shareholder approval of the Omnibus Plan, the main components of the compensation program will be as follows:

The Omnibus Plan serves several purposes for the Corporation. One purpose is to develop the interests of Company Personnel in the growth and development of the Corporation by providing such persons with the opportunity to acquire a proprietary interest in the Corporation. All Company Personnel are considered eligible to be selected to receive an Award under the Omnibus Plan. Another purpose is to attract and retain key talent and valuable Company Personnel, who are necessary to the Corporation’s success and reputation, with a competitive compensation mechanism. Finally, the Omnibus Plan will align the interests of the participants with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth.

As of the Record Date, there were an aggregate of 14,298,603 Options outstanding and unexercised under the existing Stock Option Plan. If the Omnibus Plan is approved at the Meeting, an additional 2,793,103 Shares will be reserved for issuance under the Omnibus Plan which, together with the Shares underlying the outstanding and unexercised Options currently outstanding represents 10% of the total outstanding Shares as adjusted following the consolidation when it occurs. The Omnibus Plan is administered by the Board or a committee of the Board. The Omnibus Plan must be renewed every three years according to the TSX rules.

At the Meeting, Shareholders will be asked to pass an ordinary resolution, the full text of which is set out in Schedule “C” to this Circular. In order to be adopted, the resolution must be passed by a simple majority of the votes cast in person or by proxy, at the Meeting, of disinterested shareholders.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE RESOLUTION APPROVING THE OMNIBUS INCENTIVE PLAN. IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE OMNIBUS PLAN RESOLUTION IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM. AN AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST AT THE MEETING IS SUFFICIENT FOR APPROVAL OF THE OMNIBUS RESOLUTION.

DIRECTOR COMPENSATION

The Corporation’s director compensation program is designed to attract and retain qualified individuals. The Compensation and Governance Committee assesses the director compensation program annually and makes recommendations with respect to director compensation to the Board of Directors (the “Board”).

At present, non-employee directors are eligible to receive the following amounts in connection with their service to the Corporation in their capacity as directors.

Fees(1)	($)
Lead Director (Quarterly)	$46,875
Board Retainer (Quarterly)	$37,500
Audit Committee Chair Retainer (Quarterly)	$7,500
Governance & Compensation Chair Retainer (Quarterly)	$3,750
Committee Member Retainer (Only If a Member of More than Two Committees, Quarterly)	$2,500

Notes:

(1)	Director fees were amended in April 2017.

Director Compensation

The following table sets out the actual fees earned by non-employee directors for their participation as members of the Board and on-Board Committees during fiscal 2017 based on the approved schedule of fees set out above.

Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)(5)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
John K. Bell(1)	$77,500	N/A	$236,482	N/A	N/A	N/A	$313,982
Chris Schnarr(2)	$62,500	N/A	$222,856	N/A	N/A	N/A	$285,356
Peter Stringham(3)	$20,000	N/A	$151,414	N/A	N/A	N/A	$171,414
Murray Goldman	$41,500	N/A	$206,063	N/A	N/A	N/A	$247,563
Barry Fishman(4)	$27,250	N/A	$7,667	N/A	N/A	N/A	$34,917

Notes:

(1)	Mr. Bell is the Lead Director, Chair of the Compensation and Governance Committee and a member of the Audit Committee.
(2)	Mr. Schnarr is the Chair of the Audit Committee and a member of the Compensation and Governance Committee.
(3)	Mr. Stringham was appointed to the Board effective September 15, 2016.
(4)	Mr. Fishman resigned from the Board effective September 15, 2016.
(5)	Option based awards were valued using the Black-Scholes option pricing model and represent the amount of stock based compensation expense recorded during the fiscal year for the particular individual.

Outstanding Share-Based Awards and Option-Based Awards

Set forth in the table below is a summary of all share-based and option-based awards held by each of the directors outstanding as of March 31, 2017.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards, not paid out or distributed ($)
John K. Bell	83,333	$2.11	3/31/2021	$711,664	N/A	N/A	N/A
	93,750	$3.85	9/15/2022	$637,500	N/A	N/A	N/A
Chris Schnarr	50,000	$2.96	6/29/2020	$384,500	N/A	N/A	N/A
	125,000	$3.85	9/15/2022	$850,000	N/A	N/A	N/A
Peter Stringham	125,000	$3.85	9/15/2022	$850,000	N/A	N/A	N/A
Murray Goldman	93,000	$1.57	1/21/2020	$844,440	N/A	N/A	N/A
	93,000	$1.70	6/1/2020	$832,350	N/A	N/A	N/A
	100,000	$2.95	3/1/2022	$770,000	N/A	N/A	N/A
	125,000	$3.85	9/15/2022	$850,000	N/A	N/A	N/A
Barry Fishman(3)	—	—	—	—	N/A	N/A	N/A

Notes:

(1)	Stock options were granted under our current Stock Option Plan and each such option is exercisable for one Class A subordinate voting share. For a description of the terms of stock options granted under our Stock Option Plan, see “Incentive Plans—Stock Option Plan”, below.
(2)	Values are calculated based on the difference between closing market price of Canopy’s Class A subordinate voting shares on the TSX on March 31, 2017, which was $10.65, and the exercise price.

(3) Mr. Fishman resigned from the Board effective September 15, 2016.

Incentive Plan Awards – Value Vested During the Year

Set forth below is a summary of the value vested during the financial year of the Corporation ended March 31, 2017 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the directors.

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
John K. Bell	$802,265	N/A	N/A
Chris Schnarr	$446,438	N/A	N/A
Peter Stringham	$420,938	N/A	N/A
Murray Goldman	$512,468	N/A	N/A
Barry Fishman	—	N/A	N/A

Notes:

(1)	Represents the value of potential gains from options that vested during 2017. Values are calculated based on the difference between closing market price on the TSX on the vesting date and the exercise price. Actual value realized will be the difference between the market price and the option exercise price upon exercise of the options.
(2)	No share-based awards or non-equity incentive plan compensation are currently offered.

REPORT ON CORPORATE GOVERNANCE

Maintaining a high standard of corporate governance is a priority for the Board and the Corporation’s management as both believe that effective corporate governance will help create and maintain shareholder value in the long term. A description of the Corporation’s corporate governance practices, which addresses the matters set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), is set out below:

Independence of Directors

The Board currently consists of a total of five directors, of which three are considered “independent”, as such term is defined in NI 58-101. Mr. Linton is not considered independent as he is currently the Chief Executive Officer of the Corporation. Mr. Goldman is not considered independent as a result of his position as the landlord of Bedrocan Canada Inc.’s two facilities. Each of John K. Bell, Chris Schnarr and Peter Stringham are considered “independent”, as such term is defined in NI 58-101.

Directorships

The following directors of the Corporation presently serve as directors of other reporting issuers as follows:

Name	Name of Reporting Issuer	Name of Exchange or Market
Bruce Linton	Thermal Energy International Inc.	TSXV

John K. Bell	Strongco Corporation DelMar Pharmaceuticals Inc. Royal Canadian Mint	TSX NASDAQ TSX

Chris Schnarr	Vitalhub Corp.	TSXV

The Board has provided for the role of a Lead Director. This role is currently held by Mr. Bell. The primary focus of the Lead Director is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties. The Lead Director chairs all of the independent director meetings and reports the results of these meetings to the CEO.

The Lead Director’s key responsibilities include, among other things, acting as a liaison to ensure the relationships between the Board and management are conducted in a professional and constructive manner; supporting the Compensation and Governance Committee in developing criteria for directors, identifying potential candidates and ensuring an adequate orientation program is in place, and reviewing director conflict of interest issues as they arise.

The Lead Director also ensures that the Board has a process for assessing CEO performance and ensuring that appropriate succession, development and compensation plans are in place for senior management.

Meeting Attendance

The attendance record of directors at Board meetings and members at committee meetings during fiscal 2017 is as follows:

BOARD OF DIRECTORS

Date of Meeting	John Bell	Bruce Linton	Murray Goldman	Chris Schnarr	Peter Stringham(1)	Barry Fishman(2)
April 19, 2016	✓	✓	✓	✓		✓
April 27, 2016	✓	✓	✓	✓		✓
June 26, 2016	✓	✓	✓	✓		✓
July 13, 2016	✓	✓	✓	✓		✓
July 28, 2016	✓	✓	✓	✓		n/a
August 7, 2016	✓	✓	✓	✓		✓
August 28, 2016	✓	✓	✓	✓		✓
September 15, 2016	✓	✓	✓	✓	✓
October 23, 2016	✓	✓	✓	✓	✓
November 13, 2016	✓	✓	✓	✓	✓
November 28, 2016	✓	✓	✓	✓	✓
November 29, 2016	✓	✓	✓	✓	✓
December 14, 2016	✓	✓	✓	✓	✓
February 10, 2017	✓	✓	✓	✓	✓
February 13, 2017	✓	✓	✓	✓	✓
March 13, 2017	✓	✓	✓	✓	✓

Notes:

(1)	Mr. Stringham was appointed to the Board effective September 15, 2016.
(2)	Mr. Fishman resigned from the Board effective September 15, 2016.

AUDIT COMMITTEE

Date of Meeting	John Bell	Bruce Linton	Chris Schnarr
June 24, 2016	✓	✓	✓
August 25, 2016	✓		✓
November 10, 2016	✓	✓	✓
February 10, 2017	✓	✓	✓

COMPENSATION AND GOVERNANCE COMMITTEE

Date of Meeting	John Bell	Peter Stringham	Chris Schnarr
September 28, 2016	✓	✓	✓

Board Mandate

Please see Schedule “E” for the full text of the Corporation’s Board Mandate. As well, both the Audit Committee and Compensation and Governance Committee have adopted detailed mandates outlining its responsibilities, including the specific responsibilities of the chairman of the committee. The board has also appointed a lead director who has specific duties which are delineated in a board approved position description.

Orientation and Continuing Education

While the Corporation does not yet have a formal continuing education program, the directors individually and as a group are encouraged to keep themselves informed on changing corporate governance and legal issues. Directors are individually responsible for updating their skills required to meet their obligations as directors. In addition, the Board undertakes thorough strategic planning sessions with management.

Ethical Business Conduct

The Board is responsible for promoting an ethical business culture and fostering an environment that places an emphasis on compliance. The Board monitors compliance, including through receipt by the Audit Committee of reports of unethical behaviour. To ensure that an ethical business culture is maintained and promoted, directors are encouraged to exercise their independent judgment. If a director has a material interest in any transaction or agreement that the Corporation proposes to enter into, such director is expected to disclose such interest to the Board in compliance with the applicable laws, rules and policies which govern conflicts of interest in connection with such transaction or agreement. Further, any director who has a material interest in any proposed transaction or agreement will be excluded from the portion of the Board meeting concerning such matters and will be further precluded from voting on such matters.

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for directors, officers, employees and applicable third parties conducting work for or on behalf of the Corporation. The Code may be accessed on our website at www.canopygrowth.com. The Code clearly defines how individuals working for or on behalf of the Corporation are expected to conduct themselves while representing the company. Significant efforts are made to ensure all employees fully understand their responsibilities under the Code through training, leadership communications, certification requirements and awareness initiatives. Please see Schedule “F” for the full text of the Code.

Nomination of Directors

The Board is responsible for the identification and assessment of potential directors. While no formal nomination procedures are in place to identify new candidates, the Board does review the experience and performance of nominees for election to the Board. Members of the Board are canvassed with respect to the qualifications of a prospective candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that could complement and enhance current management. The Board also assesses any potential conflicts, independence or time commitment concerns that the candidate may present.

The Board does not have a nominating committee; however, in identifying and considering new candidates for Board nominations, the Board considers among other factors, the impact of the number of directors upon the effectiveness of the Board and the appropriate number of directors to facilitate more effective decision making. The competencies that the Board should possess, and the skills, experience and reputation of each current director is taken into account. The Board is continuously evaluated to assess directors’ performance and to make any required improvements.

Majority Voting Policy for Election of Directors

In August 2016, the Board adopted a “majority voting” policy which stipulates that if a director nominee receives more “withhold” votes than “for” votes at an uncontested shareholders’ meeting, then such nominee must immediately tender his or her resignation for consideration by the Compensation and Governance Committee. The Compensation and Governance Committee will consider the director nominee’s offer to resign and will make a recommendation to the Board to accept the resignation unless exceptional circumstances exist that would warrant the applicable director continuing to serve on the Board.

Within 90 days of the date of the relevant shareholders’ meeting, upon considering the Compensation and Governance Committee’s recommendation, the Board will accept the director’s offer to resign unless exceptional circumstances exist that warrant the director remaining on the Board. The resignation will be effective when accepted by the Board. A news release will be issued promptly to announce the decision that is reached by the Board and if the Board chooses to not accept a director’s offer to resign, the news release will fully describe the reasons for that decision. No director that is required to tender his or her resignation pursuant to the “majority voting” policy shall participate in the deliberations or recommendations of the Compensation and Governance Committee or the Board with respect to the director’s offer to resign. The Board may fill any vacancy resulting from a resignation pursuant to the “majority voting” policy in accordance with the Corporation’s by-laws and articles and applicable corporate laws.

Assessments

The Board is committed to regular assessments of its own effectiveness and that of the committees and individual directors. Every year the Compensation and Governance Committee makes recommendations to the Board regarding the process to be followed and the issues to be explored. The Compensation and Governance Committee is currently responsible for assessing the effectiveness of the Board, the individual directors, the Audit Committee and the Compensation and Governance Committee.

Director Term Limits and Other Mechanisms of Board Renewal

The Board does not consider it appropriate or necessary to limit the number of terms a director may serve due to the time and effort necessary for each director to become familiar with the business of the Corporation. Additionally, the Board considers that no term limits allows for continuity in an emerging industry to ensure greater expertise. As an alternative to term limits, in addition to reviewing director performance on an annual basis, as part of assessing the composition of the Board, the Compensation and Governance Committee considers, among other things, the tenure of the existing directors and appropriate mix of tenures, as well as board succession planning.

Board of Directors Governance

The Corporation recognizes the benefits of having a diverse Board, and seeks to increase diversity at the Board level. The Corporation does not maintain quotas or targets regarding gender representation on the Board or in executive officer positions. All Board appointments will be made based on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole requires to be effective, with due regard for the benefits of diversity (including the level of representation of women on the Board). As at the date hereof, the Corporation has one senior officer who is female. The Corporation recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or other aspects of diversity in executive officer positions.

The Board’s mandate expressly encourages a diversity of background skills and experience and personal characteristics among the directors. As a result, while neither a written policy nor targets relating to the identification and nomination of female directors have been adopted to date and the emphasis in filling Board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee’s diversity will be considered favourably in the identification and selection process.

The Board has not adopted any policies that specifically address the appointment of women to executive officers positions. The Board believes that executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of management at the time. The Corporation believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Corporation’s business objectives; however, due to the relatively small size of the Corporation’s executive leadership, the representation of women in executive officer positions has not been considered when making executive officer appointments and the Corporation has not adopted targets regarding the representation of women in executive officer positions for the reasons stated above.

Compensation and Governance Committee

The Compensation and Governance Committee’s primary responsibilities are to make recommendations to our Board in respect of: (1) compensation policies and guidelines; (2) management incentive and perquisite plans and any non-standard remuneration plans; (3) senior management, executive and officer compensation; and (4) Board compensation matters. In addition, the CGCNC is responsible for overseeing and assessing the functioning of the Board, its committees and individual directors, and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles.

The majority of the Compensation and Governance Committee are not employees, Control Persons (as defined by the rules and policies of the Exchange) or officers of the Corporation. The Compensation and Governance Committee is composed of John K. Bell and Chris Schnarr, who are both considered independent by the Board, and each of whom is a director of the Corporation. the Board believes that the Compensation and Governance Committee is able to fulfill its obligations and ensure an objective process for determining executive officer compensation.

The Compensation and Governance Committee’s purpose is to assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the Compensation and Governance Committee include: reviewing at least annually the executive compensation plans; evaluating at least once a year our Chief Executive Officer’s performance in light of the goals and objectives established by the Board and, based on such evaluation, with appropriate input from other independent members of the Board, determining the Chief Executive officer’s annual compensation; reviewing on an annual basis the evaluation process and compensation structure for the executive officers and, in consultation with the Chief Executive Officer, reviewing the performance of the other executive officers in order to make recommendations to the Board with respect to the compensation for such officers; assessing the competitiveness and appropriateness of policies relating to the compensation of executive officers on an annual basis; and reviewing and, if appropriate, recommending to the Board the approval of any adoption, amendment and termination of our incentive and equity-based incentive compensation plans (and the aggregate number of shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the Compensation Committee by any of those plans

Audit Committee

The Corporation has provided the required disclosure under National Instrument 52-110 – Audit Committees (“NI 52-110”), Audit Committees in the Annual Information Form (“AIF”) dated June 28, 2017. The AIF is available under the Corporation’s SEDAR profile at www.sedar.com, and upon request by any securityholder of the Corporation, a copy of the AIF will be promptly provided free of charge.

The Audit Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying, evaluating and monitoring the management of the Corporation’s principal risks impacting financial reporting. The committee also assists the Board with the oversight of financial strategies and overall risk management.

The Audit Committee is composed of John K. Bell and Chris Schnarr, each of whom is a director of the Corporation. In accordance with Exchange Policy 3.1, the majority of the Audit Committee are not employees, Control Persons (as defined by the rules and policies of the Exchange) or officers of the Corporation and each member is “independent” as such term is defined in NI 52-110. The Board believes that the composition of the Audit Committee reflects financial literacy and expertise. Currently, the members have been determined by the Board to be “independent” and “financially literate” as such terms are defined under NI 52-110. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Committee. The following is a brief summary of the education and experience of each member of the Committee that is relevant to his or her responsibilities as an Audit Committee member.

Relevant Education and Experience

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his responsibilities as an Audit Committee member:

Chris Schnarr, ICD.D

Chris Schnarr is a Director and Chair of the Audit Committee. Mr. Schnarr does not work full time for the Corporation, but devotes such time as is required in connection with his duties. Mr. Schnarr has 25 years of experience founding, managing, and advising growth companies, including strategy, corporate finance, capital markets, corporate development, M&A, financial reporting, and governance. His functional experience across executive positions spans Treasurer, Executive Vice President, Chief Financial Officer, President, and Chief Executive Officer. Mr. Schnarr has over 20 years of public company Board experience across TSXV and TSX listed companies, as well as extensive committee experience. He is also a Director and Chair of the Compensation & Governance Committee and a member of the Audit Committee of VitalHub Corp. (TSX:V). He is a member of the Institute of Corporate Directors, a graduate of the Directors Education Program at the Rotman School of Business at the University of Toronto, and holds the ICD.D designation. Mr. Schnarr has a Bachelor of Business Administration, with a Minor in Economics (1989) and a Master of Business Administration with a concentration in Finance (1990).

John K. Bell, CPA, FCA, ICD.D

John K. Bell is a Lead Director and a member of the Audit Committee. Mr. Bell does not work full time for the Corporation, but devotes such time as is required in connection with his duties. Mr. Bell founded Shred-Tech and grew it into a global giant in the mobile document shredding and recycling industry. After selling Shred-Tech in 1995, he purchased Polymer Technologies and grew it from a local plastics manufacturer to a global auto parts company before exiting in 2007. He also served as interim CEO and director of ATS Automation (TSX), which operates 24 global manufacturing facilities, has 4,000 employees and $700 million in sales during a time of management and board renewal in 2007. Mr. Bell was the lead investor and Chairman of BSM Wireless (TSX-V). First investing in 2006, he led board and management renewal leading to substantial and profitable growth before successfully exiting in 2014. He also sits on the board of directors of Strongco Corp, traded on the Toronto Stock Exchange as SQP and DelMar Pharmaceuticals, which is traded on OTCQX as DMPI and is Vice-Chair of the Audit Committee and on the board of directors of The Royal Canadian Mint, a $3 Billion Crown Corporation.

A copy of the charter of the Audit Committee Mandate is attached in Schedule “E” to this Circular.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Corporation’s external auditors not been adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on exemptions in relation to “De Minimis Non-audit Services” or any exemption provided by Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

Pursuant to the terms of the Audit Committee Charter, the Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by the Corporation’s external auditor.

External Auditor Service Fees (By Category)

The following table sets forth, by category, the fees for all services rendered by the Corporation’s external auditors, Deloitte LLP, for the financial years ending March 31, 2016 and March 31, 2017 (including estimates).

Financial Year Ending	Audit Fees	Audit Related Fees[1]	Tax Fees[2]	Other Fees[3]
March 31, 2016	$332,567	$41,545	$125,000	$184,000
March 31, 2017	$582,000	Nil	$340,000	$165,500

Notes:

(1)	Aggregate audit related fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Canopy Growth’s financial statements and are not reported as “Audit fees”, including: assistance with aspects of tax accounting and consultation regarding financial accounting and reporting standards.
(2)	Aggregate tax fees billed for tax compliance, advice, planning and assistance with preparation of tax returns.
(3)	Aggregate fees billed relating to prospectus offerings, ERP Vendor Requests for Information and other accounting advice.

COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the compensation paid or awarded to the Corporation’s Named Executive Officers as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) for each of the Corporation’s three most recently completed financial years. In this Circular, fiscal 2017 (or the last financial year) refers to the period from April 1, 2016 to March 31, 2017, fiscal 2016 refers to the period from April 1, 2015 to March 31, 2016 and fiscal 2015 refers to the period from January 1, 2014 to March 31, 2015.

Summary Compensation Table

Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)		Share- based awards ($)	Option- based awards ($)(6)		Annual incentive plans		Long- term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)
Bruce Linton, Director, Chief Executive Officer and Chair (1)(7)	2017 2016 2015	$ $ $	222,500 200,000 250,000	N/A N/A N/A	$ $	173,284 15,123 N/A	$ $ $	200,000 200,000 150,000	N/A N/A N/A	N/A N/A N/A	$ $ $	9,345 8,288 6,105	$605,129 $423,411 $406,105
Tim Saunders, Chief Financial Officer (2)	2017 2016 2015	$ $	203,600 156,727 N/A	N/A N/A N/A	$ $	289,445 159,754 N/A	$ $	225,000 65,000 N/A	N/A N/A N/A	N/A N/A N/A	$ $	22,894 22,755 N/A	$740,939 $404,237 —
Mark Zekulin, President (3)	2017 2016 2015	$ $ $	210,000 189,914 166,775	N/A N/A N/A	$ $ $	247,519 178,549 41,625	$ $	235,000 45,000 N/A	N/A N/A N/A	N/A N/A N/A	$ $ $	10,892 135,427 5,506	$703,411 $548,889 $213,906
Olivier Dufourmantelle, Chief Operating Officer (4)	2017 2016 2015	$ $	176,250 134,135 N/A	N/A N/A N/A	$ $	188,158 69,168 N/A	$ $	75,000 30,500 N/A	N/A N/A N/A	N/A N/A N/A		N/A N/A N/A	$439,408 $233,803 —
Rade Kovacevic, Vice President Sales and Customer Experience (5)	2017 2016 2015	$ $	128,750 62,500 N/A	N/A N/A N/A	$ $	66,951 11,760 N/A	$ $	55,000 30,500 N/A	N/A N/A N/A	N/A N/A N/A	$ $	5,688 2,709 N/A	$256,389 $107,469 —

Notes:

(1)	Mr. Linton has served as the Corporation’s Chief Executive Officer since August 28, 2014. No portion of his salary is attributed to his service on the Board.
(2)	Mr. Saunders has served as the Corporation’s Chief Financial Officer since June 1, 2015.
(3)	Mr. Zekulin has served as the Corporation’s President since August 4, 2016.
(4)	Mr. Dufourmantelle has served as the Corporation’s Chief Operating Officer since July 27, 2016.
(5)	Mr. Kovacevic has served as the Corporation’s VP Sales and Customer Experience since July 27, 2016.
(6)	This value was used both for the purposes of compensation (grant date fair value) and accounting value and was derived using the Black-Scholes methodology. The underlying assumptions used in fair valuing the options are as follows: Date: June 29, 2016; Grant price equal to market price: $2.68; Expected volatility: 55%; Expected option life: 6 years. Date: February 27, 2017; Grant price equal to market price: $11.71; Expected volatility: 63%; Expected option life: 6 years. Date: March 24, 2017; Grant price equal to market price: $9.98; Expected volatility: 63%; Expected option life: 6 years.
(7)	Mr. Linton does not receive any compensation for his role as a Director of the Corporation.

Statement Of Executive Compensation

With respect to employee compensation, including compensation of the Corporation’s executives, it is desirable to appreciate some of Canopy Growth’s unique attributes. Canopy Growth, despite its high market capitalization, is essentially a start-up business pursuing large potential domestic and international markets. Canopy Growth is focused on increasing its market share in federally-legal cannabis markets, in Canada and abroad, through ongoing investment in brand development, global expansion, product diversification, IT systems and initiatives to increase cannabis production (dried & oils), fulfillment and shipping capacity. As a cannabis related company, with limited access to debt financing, the Corporation is largely dependent upon equity financing to provide the capital necessary to grow its business. With a view to extending the cash resources that the company has available, it is important for the Corporation to be prudent in the management of its cash expenses across all areas of the company’s operations, including in the area of employee compensation.

As a developing leader in the global cannabis sector, the Corporation’s employees are developing highly desirable skill sets and work experience that are in increasing demand. To retain valuable employees and to avoid the significant harm to the business that losing these employees would entail, the Corporation must establish competitive employee compensation programs.

Compensation Discussion and Analysis

Each Named Executive Officer of the Corporation receives a base salary, which constituted the largest share of each officer’s compensation package during the fiscal year ended March 31, 2017. Base salary is recognition for discharging job responsibilities and reflects the officer’s performance over time, as well as that individual’s particular experience and qualifications. An officer’s base salary is reviewed by the Compensation and Governance Committee on an annual basis and may be adjusted to take into account performance contributions for the year and to reflect performance contributions over a number of years.

Canopy’s compensation philosophy is based on attracting and retaining employees whose compensation is aligned with its strategies and whose interests are aligned with those of the Corporation’s shareholders, all while effectively managing risk and prudently investing the Corporation’s equity derived development capital. Canopy believes that an effective compensation program founded on these principles is a key element to building long-term shareholder value.

Attracting and Retaining Talent – compensation targets are set to ensure they remain relevant to the markets in which the Corporation competes for talent both inside and outside Canopy Growth’s industry.

Alignment of Compensation with Corporate Strategies – incentive awards are generally expected to be linked to the Corporation’s short-term and long-term strategic objectives and “pay for performance” programs are generally expected to align with this philosophy.

Alignment with Shareholders’ Interests – given the “at risk” component of total compensation, employees are generally rewarded for contributing to a higher return on shareholders’ investment and their reward levels are negatively affected by a lower return on shareholders’ investment. The use of equity-based compensation is intended to cause employees to behave like (and become) the owners of the Corporation. The use of equity-based compensation as part of a competitive total compensation package for employees in certain roles also allows the Corporation to offer lower base salaries thereby lowering its fixed cash costs (see “Cash Management” below).

Effective Risk Management – compensation structure must encourage Canopy Growth’s management to take responsible risks and to manage those risks appropriately.

Cash Management – compensation structure is to be designed to help Canopy Growth in its efforts to prudently manage the Corporation’s equity funded cash resources. Named Executive Officers are generally not present for, nor do they participate in, Compensation and Governance Committee or Board discussions or approvals relating to their own compensation.

Building Blocks of Compensation

Canopy Growth’s compensation program applies to employees in various roles within the Corporation, including the Named Executive Officers, and consists of fixed and “at risk” compensation, provided in a mix of cash and equity. Although indirect compensation such as benefits and perquisites make up a portion of each employee’s compensation, the main components of the total compensation structure are as follows:

Compensation and Base Salary

Canopy Growth sets a compensation level for each executive and/or employee based on market rates for similar positions and each employee’s expected contribution and past performance. The compensation is comprised of a guaranteed base pay amount, whether as a salary or per hour rate, and may include an at-risk or “incentive amount”. More senior employees will tend to have more of their target compensation at risk. In a year in which Canopy Growth fully met, but did not exceed its objectives, and the executive and employee’s contribution was fully satisfactory, it would be expected that employees would earn his or her compensation level. However, subject to the Compensation and Governance Committee and Board exercising their discretion, in a year in which Canopy Growth did not meet its objectives, an employee would be paid less than his or her full compensation level.

Similarly, in a year in which Canopy Growth over-performed and exceeded its objectives, there would be leverage applied to the at-risk portion of compensation and the eligible employees would earn more. The upward leverage applied to any of the at-risk incentive programs are capped in the event Canopy Growth significantly beats its objectives.

Employee compensation is generally based on market competitiveness and individual qualifications, experience and performance, and is originally established upon an employee joining Canopy Growth. An employee’s base salary is intended to provide minimum compensation to secure the employee’s services for Canopy Growth and assist the Corporation in its efforts to prudently manage its cash resources. Any increases to eligible employee’s compensation are, however, entirely “at risk” in that they are subject to Canopy Growth performance and the employee’s individual performance.

Performance Management

The Corporation has begun establishing formal individual performance management plans (each, a “Performance Plan”) and formal variable, “at risk” incentive plans (each, an “At Risk Incentive Plan”) for employees in various roles to ensure that performance and compensation are fairly and objectively connected. Additional qualitative factors determined by the Compensation and Governance Committee may also play a part in determining matters relating to a given employee’s compensation.

Performance Plan – Relating to Base Salary and Long-Term Incentives

The employee’s respective Performance Plan assesses that employee’s performance over the course of the applicable year by measuring a combination of corporate financial goals, personal objectives and individual critical success factors. Critical success factors have been established by senior management as representing attributes and behaviours which the Corporation particularly values. Performance Plan assessments will generally be used to determine employees’ increases to base salary and Option grants, if any.

The Corporation’s determination of the value of each applicable role is not based on any single measure or any formal set of measures and benchmarking is not relied upon. Instead, Canopy Growth’s management reviews a number of factors to determine the applicable role’s value including:

•	salary guides that are publicly available

•	changes in published annual inflation rates in the countries in which the Corporation has operations;

•	the need to extrapolate information where no reasonable match can be found between the requirements of a specific role and the data available to Canopy Growth;

•	each employee’s eligibility to receive “at risk” incentives under their At Risk Incentive Plan;

•	reasonable considerations affecting the professional markets in which the Corporation competes for skills (e.g. cannabis master growers, quality assurance and regulatory, facilities construction and management, marketing, government relations, accounting etc.); and

•	reasonable considerations specific to the geographic markets in which Canopy Growth currently competes for or will compete for talent in the future (e.g. Smiths Falls, Ontario, Toronto, Ontario, Niagara-on-the-Lake, Ontario, Yorkton, Saskatchewan, Saint-Lucien, Quebec, Fredericton, New Brunswick, Edmonton, Alberta, Munich, Germany).

Based on the foregoing, senior management establishes percentage increases to base salary predicated on how each employee’s performance in the year measures against the value of their respective role with the Corporation and overall market salary movement.

With respect to annual Option grants, management of the Corporation may establish an annual Option grant that is approved by the Compensation and Governance Committee and Board under which each applicable employee is entitled to be granted Options based on their Performance and the seniority of their role within Canopy Growth.

Short-term Incentive

The Corporation’s short-term incentives are offered to certain executives and employees and consist of an annual at-risk cash incentive forming part of overall compensation, which is paid based on achieving annual corporate and individual performance targets (see “Performance Management” below). These targets take the form of short-term financial and operating metrics and personal objectives, all focused on positioning Canopy Growth for present and future success. Canopy Growth believes that the use of financial targets such as revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) and other operating performance measures are variables that are best correlated to Canopy Growth’s long-term, sustainable financial strength. These targets are set at levels believed to be challenging yet realistically attainable given anticipated trends.

At Risk Incentive Plan – Relating to Short-Term Incentives

The Compensation plan of employees in various roles establishes the portion of compensation that is “at risk”. Each applicable employee’s at-risk portion of compensation is set from 5 to 30 % of their base salary based on their role with Canopy Growth, their anticipated level of contribution to the business and their individual ability to influence certain key metrics. Each individual employee’s portion is reviewed, and may be reconsidered, on at least an annual basis. The metrics that will determine whether the at-risk amount is paid derive from the Corporation’s confidential annual operating plan and do not generally vary among employees.

The “additional factors” generally relate to objective, identifiable measures deriving from Canopy Growth’s confidential annual operating plan that are measured against the Corporation’s annual results achieved, but their specific disclosure would seriously prejudice Canopy Growth’s interests.

Each key metric is subject to a range, with minimum and maximum thresholds. Failure to achieve the minimum threshold of a key metric will result in applicable employees not receiving any amount of their respective at-risk incentive relating to that key metric. Key metrics are measured against the Corporation’s annual results achieved in each year and any related “at risk” incentives paid thereafter. Short-term At Risk incentives are currently paid in cash.

Long-term Incentive

Long-term incentives in the form of Options, generally granted to employees in various roles, are intended to align the employees’ interests with those of Canopy Growth’s shareholders. A holder of vested Options may acquire Shares at the exercise price established on the Options’ date of grant. Canopy Growth sets annual target ranges for Option grants to its employees, subject to the Corporation’s financial performance and the employee’s individual performance.

Including “at risk” long-term incentives in compensation package allows the company to design compensation programs targeted to deliver attractive total compensation but which feature lower fixed cash-based base salary thereby helping the company manage its cash flow.

Options represent compensation that is intended to align employees’ interests with those of shareholders by providing employees with the opportunity to become shareholders of the Corporation. These awards are considered entirely “at risk” in terms of how much they will pay out because the value of Options rises (and may fall) in conjunction with the market price of Shares. The Corporation believes that Options will promote the retention of employees.

Options are never issued at an exercise price below the market price of Canopy Growth’s shares. Notwithstanding valuations of Options required by financial reporting requirements, Options only have value to their holders when the market price of Shares exceeds the exercise price of the Options; the greater the difference between the market price (i.e. when the market price of the Shares rises, thereby increasing shareholder value) and the exercise price, the greater the value of the Options.

In determining the number of share-based awards to be granted to the executive officers, the Board (after receiving recommendations of the Compensation and Governance Committee) takes into account the number of share-based awards, if any, previously granted to each executive officer and the exercise price of any outstanding share-based awards to ensure that such grants comply with the policies of the TSX and closely align the interests of the executive officers with the interests of the Shareholders.

As of the Record Date, the Corporation grants Options in accordance with the Stock Option Plan (see “Stock Option Plan”). The Stock Option Plan provides an incentive for and encourages ownership of the Shares by its key individuals so that they may increase their stake in the Corporation and benefit from increases in the value of the Shares. However, the Corporation is seeking to replace the Stock Option Plan with the Omnibus Incentive Plan, a copy of which is attached as Schedule “D”. For more information on the Omnibus Incentive Plan, please see “Particulars of Matters to be Acted Upon – 4. Omnibus Incentive Plan.” The following table sets forth the Options awarded to each of the Corporation’s Named Executive Officers under the Stock Option Plan.

Incentive Plan Awards

	Option-based Awards				Share-based Awards
Name and Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Bruce Linton, Director, Chief Executive Officer and Chair	250,000	$2.95	3/1/2022	$1,925,000	N/A	N/A	N/A
Tim Saunders Chief Financial Officer	233,333 100,000 100,000 125,000	$1.92 $2.95 $2.68 $9.88	6/30/2021 3/1/2022 6/29/2022 3/24/2023	$2,036,997 $770,000 $797,000 $96,250	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
Mark Zekulin President	63,072 125,000 150,000	$2.96 $2.11 $2.95	6/29/2020 3/31/2021 3/1/2022	$485,023 $1,067,500 $1,155,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
	150,000 150,000	$2.68 $9.88	6/29/2022 3/24/2023	$1,195,500 $115,500	N/A N/A	N/A N/A	N/A N/A
Olivier Dufourmantelle, Chief Operating Officer	150,000 150,000 85,000	$1.92 $2.68 $2.95	6/30/2021 6/29/2022 3/1/2022	$1,309,500 $1,195,500 $654,500	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Rade Kovacevic, Vice President Sales and Customer Experience	50,000 40,000 40,000	$2.95 $2.66 $11.71	3/1/2022 11/27/2021 2/27/2023	$385,000 $319,600 —	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Notes:

(1)	The in-the-money value was determined by the market price on March 31, 2017, less the exercise price multiplied by the number of unexercised Options, whether vested or unvested.

The following table sets forth the value of the Options that would have been realized if the Options had been exercised on the vesting date, along with the value of the awards that were earned during 2017.

Name and Position	Option-based Awards – Value vested during the year ($)(1)	Share-based Awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year
Bruce Linton, Director, Chief Executive Officer and Chair	$743,330	N/A	N/A
Tim Saunders, Chief Financial Officer	$542,833	N/A	N/A
Mark Zekulin, President	$1,072,185	N/A	N/A
Olivier Dufourmantelle, Chief Operating Officer	$294,230	N/A	N/A
Rade Kovacevic, Vice President Sales and Customer Experience	$254,533	N/A	N/A

Notes:

(1)	Options are valued using the Black-Scholes methodology for determining the fair value of Options.
(2)	No share-based awards or non-equity incentive plan compensation are currently offered.

Compensation Risk

The Board considers and assesses, as necessary, the implications of risks associated with the Corporation’s compensation policies and practices and devotes such time and resources as it believes are appropriate given the Corporation’s relatively limited operating history, size and straightforward method of executive compensation. The Corporation’s practice during the fiscal year ended March 31, 2017 of compensating its officers through a mix of salary and stock options was designed to mitigate risk by: (i) ensuring that the Corporation retains such officers; and (ii) aligning the interests of its officers with the short-term and long-term objectives of the Corporation and its Shareholders. During the fiscal year ended March 31, 2017, the Board did not identify any risks arising from the Corporation’s compensation policies and practices that the board believed were reasonably likely to have a material adverse effect on the Corporation.

The Compensation and Governance Committee reviews Canopy Growth’s compensation practices and policies at least annually and more often as may be required to deal with particular issues that may arise between annual reviews.

The Compensation and Governance Committee and the Board have implemented policies designed to mitigate risk in the Corporation’s compensation policies and practices including the following:

•	the Compensation and Governance Committee’s annual review of Canopy Growth’s compensation practices are designed to ensure that the Corporation compensates its key employees satisfactorily to ensure Canopy Growth does not lose employees with critical skills;

•	a significant portion of each employee’s compensation is at-risk to align their interests with those of Canopy Growth’s shareholders and help motivate employees to continually improve the Corporation and its business and will depend on the employee’s individual performance and Canopy Growth’s overall performance;

•	the [three-year] vesting periods for all Options have been implemented to not only mitigate the risk of employees generating short-term benefits from the Option Plan but also penalizing employees if the market price of the Shares falls and rewarding them if the market price increases;

•	in addition to cash incentives, increases to base salary and Option grants are largely based on employees’ overall performance, thereby providing the potential for a strong pay-for-performance link;

•	the terms of Canopy Growth’s insider trading policy ensure that Options cannot be granted when Canopy Growth has undisclosed material information

Based on the Corporation’s compensation practices and policies, the Compensation and Governance Committee and Board have concluded that there appears to be limited risks arising from the compensation programs that are reasonably likely to have a material adverse effect on Canopy Growth at this time. The Corporation’s employees are increasingly well sought after, so Canopy Growth must ensure that its compensation programs are competitive or risk losing valuable and skilled employees.

Financial Instruments

Except where prohibited by law, the Corporation’s Named Executive Officers and directors have not been prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director. To the Corporation’s knowledge, no executive officer or director of the Corporation has entered into or purchased such a financial instrument.

The Corporation’s Insider Trading Policy stipulates that insiders of the Corporation should refrain from frequent buying and selling of the securities of the Corporation for the purpose of realizing the short-term profits and should acquire securities only as a long-term investment.

As part of Canopy Growth’s insider trading policy, employees of the Corporation and members of the Board are prohibited from entering into any short sale of the Corporation’s securities. Other than with respect to Canopy Growth issued Options, employees of the Corporation and Board members are also prohibited from purchasing any puts or call options with respect to any Canopy Growth securities.

Compensation Governance

As discussed above under “Compensation Discussion and Analysis”, decisions regarding compensation of the officers and directors are made by the Board, based on recommendations by the Compensation and Governance Committee. The Compensation and Governance Committee relies on input from management to assess individual performance of the officers.

As well, the Compensation and Governance Committee has retained Global Governance Advisors Inc., a compensation consulting firm which provides independent advice on executive compensation and related governance issues, to provide services to the Board or the Compensation and Governance Committee in determining the compensation for any of the Corporation’s executive officers’ or directors’ compensation.

Performance Graph

The following performance graph illustrates the Corporation’s cumulative shareholder return assuming reinvestment of dividends, by comparing a $100 (CDN) investment in the Shares beginning April 4, 2014 to the return on the S&P/TSX Composite Index.

	April 4, 2014	March 31, 2015	March 31, 2016	March 31, 2017
Canopy Growth Corporation (CGC)	$100	$81.08	$100.77	$411.20
S&P/TSX Composite (^TSX)	$100	$106.44	$99.45	$117.97

The Board is of the view that the Corporation’s management, including each of the Named Executive Officers, have delivered excellent value to shareholders in 2017. As evidenced by the performance graph above, the Corporation’s shares stayed relatively on par with the TSX Composite Index, until fiscal 2017, when the Corporation’s shares significantly outperformed the TSX Composite Index. The trend shown in the above graph does not necessarily correspond to the Corporation’s compensation to its Named Executive Officers for the period ended March 31, 2017 or for any prior fiscal periods. In addition, the Board considered the high-quality contributions by each executive in achieving notable milestones in business development, including acquiring several licensed producers or soon to be licensed producers across Canada, partnerships with several international pharmaceutical and medical companies; sponsoring a national campaign; and expansion of the Corporation’s approved licensed activities. In addition, executive compensation during this period is reflective of the dedication and loyalty of the executives to grow the Corporation and to obtain the goal of becoming the world leader in the cannabis industry.

Termination and Change of Control Benefits

Under the executive employment agreements, the Corporation is required to make the following payments upon termination or a change in control of the Corporation. As used herein, “Change of Control” means (a) a sale of all or substantially all of the Corporation’s assets; (b) a merger, consolidation or other capital reorganization or business combination transaction of the Corporation with or into another corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation); or (c) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner, directly or indirectly, of all of the Corporation’s then outstanding voting securities.

The agreement with Mr. Linton provides for payment of an amount equal to the greater of the Consulting Fee multiplied by twelve (12) or the Consulting Fee (as defined below) otherwise payable on the remaining months of the Term at that time in the event the agreement is terminated by the Corporation. No change of control provisions were included in Mr. Linton’s consulting agreement.

The agreement with Mr. Saunders provides for thirty-four (34) weeks’ notice or a lump sum payment of Mr. Saunders’ basic salary, in the event the agreement is terminated by the Corporation without cause. The agreement also provides for an acceleration of Mr. Saunders Options, such that 100% of the option shares then unvested become vested and exercisable immediately prior to a Change of Control.

The agreement with Mr. Zekulin provides for thirty-four (34) weeks’ notice or a lump sum payment of Mr. Zekulin’s basic salary, in the event the agreement is terminated by the Corporation without cause. The agreement also provides for an acceleration of Mr. Zekulin’s Options, such that 100% of the option shares then unvested become vested and exercisable immediately prior to a Change of Control.

The agreements with Mr. Dufourmantelle and Mr. Kovacevic provide for right (8) weeks’ notice or pay in lieu of notice plus severance pay, to be determined at the time of his termination, in the event the agreement is terminated by the Corporation without cause. No change of control provisions were included in either Mr. Dufourmantelle’s or Mr. Kovacevic’s employment agreements.

Unless otherwise indicated in the employment agreements, vesting of options and payment of bonuses and benefits will be negotiated at the time of termination.

Employment Agreements

Except as set forth below or as set forth under the heading “Termination and Change of Control Benefits”, the Corporation does not have employment agreements or arrangements under which compensation was provided during the most recently completed financial year in respect of services provided to the Corporation or any of its subsidiaries by a director or Named Executive Officer, or by any other party by are services typically provided by a director or Named Executive Officer.

Mr. Linton provides services to the Corporation pursuant to a consulting agreement between the Corporation and his holding company, HBAM Holdings Inc., of which the initial term was July 1, 2013 to July 1, 2015 and is now on a month to month basis (the “Consulting Agreement”). Pursuant to the terms of the Consulting Agreement, the Corporation shall pay to the Consultant a monthly fee on the first of each month (the “Consulting Fee”) for each month in the Term in consideration of the Consulting Services. The Consulting Fee is in the amount of $16,667 per month, not including applicable taxes or reimbursements.

The Consulting Agreement may be terminated by Mr. Linton or the Corporation upon giving to the other party thirty (30) days prior written notice. If the Consulting Agreement is terminated by the Corporation, then the Corporation shall immediately pay the Consultant an amount equal to the greater of the Consulting Fee multiplied by twelve (12); and the Consulting Fee otherwise payable on the remaining months of the term at that time.

Stock Option Plan

In 2009, the Corporation established its Stock Option Plan, with an amendment made on September 18, 2015 to change the Corporation’s name from Tweed Marijuana Inc. to Canopy Growth Corporation and as amendments made on July 26, 2016 approved by the board of directors of the Corporation in its sole discretion pursuant to the terms of the Stock Option Plan, to amend the vesting schedule, as described below, and the addition of a cashless exercise option for participants of the Stock Option Plan. Under the Stock Option Plan, the Board may from time to time, in its discretion, and in accordance with the TSX (the “Exchange”) requirements, grant to directors, officers, employees and consultants of the Corporation and its affiliates, non-transferable Options to purchase Shares for a period of up to six years from the date of grant, provided that the number of Shares reserved for issuance may not exceed 10% of the total issued and outstanding Shares at the date of the grant, which as of the Record Date represented 17,091,706 Shares.

The purpose of the Stock Option Plan is to promote the profitability and growth of the Corporation by facilitating the efforts of the Corporation to obtain and retain key individuals. The Stock Option Plan provides an incentive for and encourages ownership of the Shares by its key individuals so that they may increase their stake in the Corporation and benefit from increases in the value of the Shares.

The Stock Option Plan places the following restrictions on certain participants: (i) the Shares reserved for issuance to Insiders shall not exceed 10% of the issued and outstanding Shares at the date of grant (on a non-diluted basis); (ii) Shares reserved for issuance to Insiders within any 12 month period shall not exceed 10% of the issued and outstanding Shares at the date of the grant (on a non-diluted basis); (iii) the Shares reserved for issuance to any one participant (other than a consultant) within any 12 month period shall not exceed 5% of the issued and outstanding Shares at the date of the grant (on a non-diluted basis); (iv) Shares reserved for issuance to any one Consultant within any 12 month period shall not exceed 2% of the issued and outstanding Shares at the time of the grant (on a non-diluted basis); (v) Shares reserved for issuance to an employee conducting investor relations activities within any 12 month period shall not exceed more than an aggregate of 2% of the issued and outstanding Shares at the time of the grant (on a non-diluted basis); and (vi) all Option grants pursuant to the Stock Option Plan shall be subject to exchange policies.

The exercise price of Options shall not be less than the greater of (i) $0.10, and (ii) the Discounted Market Price (as such term is defined in the Stock Option Plan) of the Shares. The Corporation must obtain disinterested shareholder approval for any reduction in the option price of an Option that is held by an insider of the Corporation.

Unless otherwise approved and/or amended by the Board and specifically set forth in a stock option agreement, Options granted pursuant to the Stock Option Plan vests as follows: (a) 33% of the Options granted shall vest on the first anniversary of the date of grant; (b) 33% of the Options granted shall vest on the second anniversary of the date of grant; and (c) the balance of the Options granted shall vest on the third anniversary of the date of grant, so that on the third anniversary of the date of grant, all of the Options granted will have vested and will be exercisable until the sixth anniversary of the date of grant.

During a Blackout Period (as such term is defined in the Stock Option Plan), the Board may determine the number of common shares that a participant is entitled to be granted upon exercise of Option under the Stock Option Plan and may authorize the Chief Executive Officer of the Corporation to grant such Options to such participants on the second business day following the date on which the relevant Blackout Period has expired.

In the event of a change in control, the Board may, in its sole discretion and without any action or consent required on the part of any participant and notwithstanding any stock option agreement, deal with the Options granted under the Stock Option Plan in the manner it deems fair and reasonable in light of the circumstances of the change in control,

The Board shall have the right, in its sole discretion, to amend, suspend or terminate the Stock Option Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders; provided that any amendment to any provision of the Stock Option Plan will be subject to any required regulatory approval and the provisions of applicable law, if any, that require the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain the approval of Shareholders for any amendment related to: (i) the maximum number or percentage of Shares issuable under the Stock Option Plan; (ii) a reduction in the option price of outstanding Options or cancellation of Options for the purpose of issuing new Options; (iii) an extension to the term of outstanding Options; (iv) increasing limits on non-employee director participation; (v) the number of Shares reserved for issuance under the Stock Option Plan which would increase the number of Shares reserved for issuance to any one participant within any one year period, would increase the number of Shares reserved for issuance to insiders, at any time, or issued to insiders within any one year period, under the Stock Option Plan; or (vi) transfer and assignment provisions under the Stock Option Plan which would allow an Option holder to transfer Options other than by will or pursuant to laws of succession.

In the event that, (i) a participant’s employment with the Corporation or with any of its subsidiaries is terminated; (ii) the services with the Corporation or any of its subsidiaries of a participant who is a consultant are terminated; or (iii) a participant who is a director shall cease to be a director (provided that the director is also an employee, clause (i) must also apply), for any reason other than Termination without Cause (as such term is defined in the Stock Option Plan), then such participant may exercise any Options that vested prior to the termination date for a period of 90 days following the termination date (but in no event after the expiry of any Options held). Upon the expiry of the 90-day period, all unexercised Options held by the participant shall lapse.

Following any employee or consultant’s termination for cause or if a director shall cease to be a director for breach of fiduciary duty, then all vested and unexercised Options held by the participant shall lapse immediately upon delivery to the participant of a notice of termination.

In the event of a participant ceasing to eligible under the Stock Option Plan by reason of death or disability, then the applicable participant, or the participant’s personal representatives, may exercise the Options for any Option Shares that have vested at the time of such termination at any time during the 90-day period following the date of such termination, and upon the expiry of such 90-day period, all unexercised Options held by the participant shall lapse.

As at the Record Date, a total of 14,298,063 Shares were issuable pursuant to Options outstanding under the Stock Option Plan, representing 8.4% of the issued and outstanding Shares. The Stock Option Plan has previously been approved by the Shareholders. The Stock Option Plan must be approved by Shareholders annually at the Corporation’s annual general meetings in accordance with the policies of the Exchange.

At the Meeting, the Corporation will put forth the Omnibus Plan, which was approved by the Board on August 8, 2017, to be voted upon. If approved, the Omnibus Plan will replace the Stock Option Plan. Once the Omnibus Plan is approved, no further Options will be granted under the Stock Option Plan and all outstanding Options will be governed by the Omnibus Plan. Please see “Particulars of Matters to be Acted Upon – 4. Omnibus Incentive Plan.”

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the number of Shares to be issued upon exercise of outstanding Options and the weighted average exercise price of the outstanding Options in connection with the Stock Option Plan as at March 31, 2017:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	10,044,112	(1)	$3.97	6,300,338	(2)(3)
Equity compensation plans not approved by security holders	—		—	—
Total	10,044,112	(1)	$3.97	6,300,338	(2)

Notes:

(1)	The outstanding Options are governed by the Stock Option Plan.
(2)	Represents the aggregate number of Shares remaining available for issuance under the Stock Option Plan as at March 31, 2017, less the number of common shares issuable upon the exercise of outstanding Options, being 10,044,112.
(3)	The number of Options issuable under the Stock Option Plan at any particular date shall be 10% of the total issued and outstanding Shares, provided that any increase in the issued and outstanding Shares will result in an increase in the available number of Shares issuable under the Stock Option Plan. Any exercises of Options will make new grants available under the Stock Option Plan, effectively resulting in a re-loading of the number of Options available to grant. As at March 31, 2017, there were 163,444,531 Shares issued and outstanding.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Corporation’s directors, Nominees, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date of this Circular, or has been, during the year ended March 31, 2017, indebted to the Corporation or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation has fixed the close of business on August 11, 2017 as the Record Date for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting. As at the Record Date, 170,917,062 Shares carrying the right to one vote per share at the Meeting were issued and outstanding.

In accordance with the provisions of the Canada Business Corporations Act, the Corporation will prepare a list of the holders of Shares on the Record Date. Each holder of Shares named on the list will be entitled to vote the Shares shown opposite his, her or its name on the list at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, there are no persons who beneficially own, or control or direct, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to the Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person or company who is, or at any time since the beginning of the Corporation’s financial year ended March 31, 2017 was, a director or executive officer of the Corporation, and no person is a proposed management nominee for election as a director of the Corporation, or an associate or affiliate of any such director, executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no “informed person” (as such term is defined in NI 51-102) or proposed nominee for election as a director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Corporation has participated since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Corporation.

INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

Bedrocan leases its operating facility at 16 Upton Road, Toronto, Ontario and 43 Upton Road Toronto, Ontario from Goldman (16 Upton) Limited and Goldman (Upton) Ltd., respectively. Murray Goldman, a director of both Canopy Growth, is an officer, director and holds a majority interest in Goldman Holdings Ltd., which is an affiliate of Goldman (16 Upton) Limited and Goldman (Upton) Ltd. Furthermore, and pursuant to its amended lease agreement, there is a $2,000,000 loan to Bedrocan in connection with the construction of the Bedrocan manufacturing facility, which carries an interest rate of 10% per annum and is payable to Bedrocan’s landlord over a period ending July 1, 2024 (the “Goldman Loan”). The Goldman Loan is payable over the initial term of the amended lease by way of additional monthly rent of approximately $27,100. In connection with the Arrangement, Canopy Growth entered into an indemnification agreement with Goldman (16 Upton) Limited and Goldman (Upton) Ltd. pursuant to which Canopy Growth will indemnify Bedrocan’s obligations under leases for its operating facilities.

On November 1, 2016, Canopy Growth entered into a Memorandum of Understanding with the Goldman Group to expand Canopy Growth’s cannabis production capacity and geographic footprint. Murray Goldman, a director of Canopy Growth is also the founder of The Goldman Group. The Goldman Group will acquire new properties across Canada for the design and/or build of new Canopy Growth production facilities. Subject to the Corporation’s approval, these facilities will be constructed to Canopy Growth’s proprietary specifications as they are defined by established production methods for each of its subsidiaries and leased back to the Corporation. The Goldman Group through its affiliates owns approximately 1.2% of the outstanding shares of Canopy Growth and is already the landlord of the Corporation’s Bedrocan Canada Inc. properties.

On January 15, 2017, the Tweed acquired the property at 1 Hershey Drive, in Smiths Falls, Ontario, thereby terminating the Tweed Lease Agreement dated December 27, 2013 between Tweed and the landlord, Tweed Hershey Drive Inc. Bruce Linton, Chairman, Chief Executive Officer and director of Canopy Growth, is an officer, director and holds a majority interest in Tweed Hershey Drive Inc. The entire 472,000 sq. ft. facility could almost triple current production and processing capacity, and the 42-acre site could house hundreds of thousands of square feet of additional production and processing space. The facility was acquired for $6.6 million, of which $823,980 was settled with the issuance of 94,397 common shares of the Corporation, with the remainder paid in cash on closing. Bruce Linton, as an officer, director, and shareholder of Tweed Hershey Drive Inc. received 70,800 of the 94,397 shares issued, which are subject to a 4-month lockup. See above under “Business of Canopy Growth – Tweed Inc.” for further information.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s financial statements and Management’s Discussion and Analysis (“MD&A”) for the financial year ended March 31, 2017. In addition, copies of the Corporation’s annual financial statements and MD&A and this Circular may be obtained upon request to the Corporation by phone at 1-855-558-933 or email at tmx@tweed.com. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder of the Corporation.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the appropriate governmental agencies, have been approved by the directors of the Corporation.

DATED at Ottawa, Ontario this 11th day of August 2017.

Bruce Linton

Chief Executive Officer and Chairman of the Board

SCHEDULE “A”

RESOLUTIONS OF THE SHAREHOLDERS

OF

CANOPY GROWTH CORPORATION

Employee Stock Purchase Plan

WHEREAS the Board of Directors (the “Board”) of Canopy Growth Corporation (the “Corporation”) has determined that adoption of the Employee Stock Purchase Plan (the “Purchase Plan”) of the Corporation, as more fully set out in the copy of the Purchase Plan attached hereto as Schedule “B” is in the Corporation’s and its shareholders’ best interests;

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The Purchase Plan of the Corporation and the reservation for issuance thereunder of up to 10% of the aggregate number of common shares of the Corporation as are issued and outstanding from time to time, is hereby approved, ratified and confirmed.

2.	The Purchase Plan be authorized and approved as the stock purchase plan of the Corporation, subject to any limitations imposed by applicable regulations, laws, rules and policies.

3.	Any officer or director of the Corporation is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to this resolution.”

SCHEDULE “B”

CANOPY GROWTH CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

1. Plan Description

The Canopy Growth Corporation (the “Company”) Employee Stock Purchase Plan is intended to promote the interests of the Company and its subsidiaries by providing eligible employees an opportunity to acquire a proprietary interest in the Company through a stock purchase plan.

2. Definitions.

“Affiliate” has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

“Associate” has the meaning assigned by the Securities Act (Ontario), as amended from time to time.

“Annual Compensation” means, for each Participant, the annualized gross salary of that Participant, i.e., regular compensation earned during each payroll period, before any deductions or withholding, but excluding commissions overtime pay, bonuses, amounts paid as reimbursements of expenses and other additional compensation, under rules uniformly applied by the Committee (for Employees who have a compensation plan with a base and incentive portion comprising a target, Annual Compensation shall mean the base for that individual).

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day which is a trading day on the Exchange.

“Change in Control” shall mean:

(i)	when any person, together with any Affiliate or Associate of such person (other than the Company or its subsidiaries, or an employee benefit plan of the Company or its subsidiaries, including any trustee of such plan acting as trustee) hereafter acquires, the direct or indirect “beneficial ownership”, as defined by the Canada Business Corporations Act (the “CBCA”), of securities of the Company representing fifty (50%) percent or more of the combined voting power of the Company’s then outstanding securities; or

(ii)	the occurrence of a transaction requiring approval of the Company’s shareholders involving the acquisition of the Company or all or substantially all of its business by an entity through purchase of assets by amalgamation, arrangement or otherwise;

“Commitment Date” means, with respect to any given Participant, the first Business Day of each Offering Period or in the event of a Blackout Period pursuant to Sub-section 4(b) hereof, the tenth Business Day following the end of the Blackout Period, or such other Business Day in an Offering Period approved by the Committee.

“Committee” means the compensation committee appointed by the Board of Directors to administer the Plan. All references in the Plan to the Committee means the Board of Directors if no Committee has been appointed.

“Common Shares” means common shares in the capital of the Company.

“Director” means a person occupying the position of director on the Board of Directors and who is not an Employee.

“Eligible Person” means an Employee who is eligible to participate in the Plan pursuant to Section 3.

“Employee” means a full time permanent employee of the Company or any of its subsidiaries.

“Exchange” means the Toronto Stock Exchange.

“Fair Market Value” per Common Share at any date shall be the weighted average sale price for board lots of Common Shares on the Exchange on the ten trading days immediately preceding the Purchase Date or the Commitment Date, as the case may be.

“Insider” means:

(i)	an insider of the Company as defined by the Securities Act (Ontario) as amended from time to time; and

(ii)	an Associate or Affiliate of any person who is an Insider by virtue of clause (i) of this definition.

“Leave of Absence” has the meaning ascribed thereto in Section 7 hereof.

“Lump Sum Payment” has the meaning ascribed thereto in Sub-section 4(c) hereof.

“Offering Period” means one of the six-month periods commencing in each year either on the third Business Day after the first public announcement of the Company’s first quarter financial results or on the third Business Day after the first public announcement of the Company’s third quarter financial results.

“Participant” means an Eligible Person who is participating in the Plan pursuant to Section 4.

“Payroll Deduction” has the meaning ascribed thereto in Sub-section 4(b) hereof.

“Plan” means this Canopy Growth Corporation Employee Stock Purchase Plan.

“Plan Account” means, for each Participant, an account maintained by the Company or its designated record keeper to which such Participant’s payroll deductions are credited and against which funds used to purchase Common Shares are charged and to which Common Shares purchased are credited.

“Purchase Date” means the first Business Day which is six months following the first Business Day of each Offering Period in respect of any Offering Period.

“Purchase Price” means the lesser of (i) 90% of the Fair Market Value of the Common Shares on the Commitment Date for the Offering Period in which the Purchase Date falls, and (ii) 90% of the Fair Market Value of the Common Shares on the Purchase Date for that Offering Period.

2. Shares Subject to the Plan. Subject to Section 12, the aggregate number of Common Shares which may be sold under the Plan is 400,000. The maximum number of Common Shares which may be issued under the Plan in any one fiscal year shall not exceed 200,000. No fractional shares may be purchased or issued hereunder. The following restrictions shall also apply to this Plan as well as all other plans or stock option agreements to which the Company may be a party:

(i)	the aggregate number of Common Shares issuable to Insiders, at any time, under all of the Company’s security based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares of the Company; and

(ii)	Insiders shall not be issued, under this Plan and all of the Company’s other security based compensation arrangements, within any one-year period, a number of Common Shares which exceeds 10% of the issued and outstanding Common Shares of the Company.

3. Eligible Persons. Each Employee (an “Eligible Person”) who has provided services to the Company or any of its subsidiaries for at least three months and who is continuing to provide such services may participate in the Plan. The Committee may exclude all, but not less than all, of the Employees of any subsidiary of the Company located outside of Canada where participation by such Employees would be impractical.

4. Offering Periods and Participation in the Plan.

(a)	Common Shares shall be offered for purchase under the Plan through a series of successive Offering Periods until such time as: (i) the maximum number of Common Shares available for purchase under the Plan shall have been purchased; or (ii) the Plan shall have been terminated in accordance with the terms hereof.

(b)

An Eligible Person who is an Employee may participate in the Plan by completing and filing with the Company or its designated record keeper prior to the tenth day of an Offering Period a subscription agreement and an election form which authorizes payroll deductions (the “Payroll Deductions”) from such Employee’s pay for the purposes of acquiring Common Shares, provided that in the event that such deadline for providing a subscription agreement and an election form which authorizes Payroll Deductions is during a period when the Eligible Person is prohibited by law, by the policies of the Exchange or by the policies of the Company from trading in Common Shares (a “Blackout Period”), such deadline shall be automatically extended to the tenth trading day immediately following the end of the Blackout Period. Such Payroll Deductions shall commence on the first regularly scheduled payroll day of the applicable Offering Period following the receipt by the Company of the election form. Such

Payroll Deductions shall continue until such Employee terminates participation in the Plan or the Plan is terminated prior to such time. Unless otherwise specified in an election form or a new election form is filed pursuant to Section 6 of the Plan or participation in the Plan is terminated pursuant to Section 7 of the Plan, Employees who have filed a completed subscription agreement and election form shall be deemed to participate in the Plan in subsequent Offering Periods.

(c)	Notwithstanding the foregoing, an Eligible Person shall not be entitled to purchase Common Shares under this Plan on any Commitment Date if the purchase would not comply with the restrictions respecting the issuance/sale of Common Shares set forth in Section 2.

(d)	If the aggregate number of Common Shares subscribed for pursuant to the Plan exceeds the total number of Common Shares permitted to be issued under the Plan or the maximum number of Common Shares permitted to be issued under the Plan in respect of a fiscal year, the Common Shares available will be allocated by the Company on a pro rata basis in proportion to each Participant’s balance in his or her Plan Account, and a cash payment for the balance remaining will be refunded to the Participant on the Purchase Date, such calculation and allotment by the Company to be final and binding on all Participants.

5. Limits on Payroll Deductions. Payroll Deductions shall be made from the amounts paid to each Participant for each payroll period in such amounts as such Participant shall authorize in such Participant’s election form. The maximum Payroll Deduction for each Participant shall be 5% of the Participant’s Annual Compensation. If a Participant’s Annual Compensation is insufficient in any pay period to allow the entire Payroll Deduction elected under the Plan, no deduction shall be made for such pay period. Payroll Deductions will resume with the next regularly scheduled payroll period in which the Participant has pay sufficient to permit the Payroll Deduction. Payroll Deductions under the Plan shall be made in any period only after all other withholdings, deductions, garnishments and the like have been made.

6. Changes in Payroll Deductions. Subject to the maximum deductions set forth above in Section 5, a Participant may change the amount of such Participant’s Payroll Deductions by filing a new election form with the Company or its designated record keeper during the first ten days of an Offering Period, which change shall be effective for such Offering Period.

7. Termination of Participation in Plan. A Participant’s participation in the Plan shall be terminated upon the termination of such Employee’s employment with the Company for any reason and such Participant shall cease to be an Eligible Person at such time. In the event that a Participant’s participation in the Plan is voluntarily or involuntarily terminated, Payroll Deductions under the Plan shall cease and any payments credited to such Participant’s Plan Account prior to such time shall be returned to the Participant. For purposes of this Section 7, the date of termination of an Employee’s employment shall be the date designated in writing by the Company (or by its subsidiary, as the case may be) as the effective date of termination, notwithstanding any period of notice or reasonable notice that the Company (or subsidiary, as the case may be) may be required by contract or at law to provide to the Participant in connection with such termination. For greater clarity, a temporary leave of absence (whether with or without pay) of a Participant from his or her employment with the Company (a “Leave of Absence”) shall not be treated as terminating such Participant’s participation in any Offering Period, provided, however, that in the event of any Leave of Absence of a Participant without pay, such Participant’s Payroll Deductions under the Plan, if any, shall be suspended for the duration of such Leave of Absence, provided further, however, that any such suspension of Payroll Deductions shall not be deemed to be a change made pursuant to Sections 6 or 7 hereof for the determination of the amount of the Purchase Price related to any Common Shares to be purchased in an Offering Period.

8. Purchase of Shares.

(a)	On each Purchase Date, the Company shall apply the funds credited to each Participant’s Plan Account to the purchase (without commissions or fees) of that number of whole Common Shares determined by dividing the Purchase Price into the balance in the Participant’s Plan Account on the Purchase Date. Any amount remaining shall be carried forward to the next Purchase Date unless the Plan Account is closed.

(b)	As soon as practicable after each Purchase Date, a statement shall be delivered to each Participant which shall include the number of Common Shares purchased on the Purchase Date on behalf of such Participant under the Plan.

(c)	When requested, a stock certificate for whole Common Shares in a Participant’s Plan Account purchased pursuant to the Plan shall be issued in such Participant’s name or in the name of such Participant and another person as joint tenants with rights of survivorship or as tenants in common. When a Participant ceases to be an Eligible Person pursuant to the provisions of Section 7 hereof, a share certificate for whole Common Shares in such Participant’s Plan Account shall be issued in the name of such Participant or in the name of such Participant and the name of another person as joint tenants with right of survivorship or as tenants in common on the Purchase Date. A cash payment shall be made for any fraction of a Common Share in such account, if necessary to close the account.

9. Rights as a Shareholder. As of the Purchase Date, a Participant shall be treated as record owner of his/her Common Shares purchased pursuant to the Plan.

10. Rights Not Transferable. Rights under the Plan are not transferrable by a Participant other than by will or the laws of succession, and are exercisable during the Participant’s lifetime only by the Participant or by the Participant’s guardian or legal representative. No rights or payroll deductions of a Participant shall be subject to execution, attachment, levy, garnishment or similar process.

11. Application of Funds. All funds of Participant’s received or held by the Company under the Plan before purchase of the Common Shares shall be held by the Company without liability for interest or other increment.

12. Adjustments in Case of Changes Affecting Common Shares. In the event of a subdivision or consolidation of outstanding Common Shares of the Company, or the payment of a stock dividend, the number of Common Shares approved for the Plan shall be increased or decreased proportionately, and such other adjustment shall be made as may be deemed equitable by the Committee. In the event of any other change affecting the Common Shares, such adjustment shall be made as shall be deemed equitable by the Committee to give proper effect to such event. If the Committee determines that such change will constitute a change requiring shareholder approval, it may refrain from making such adjustments. The Committee or the Board of Directors shall determine the adjustments to be made under this Section 12, and its determination shall be conclusive.

13. Administration of the Plan. The Plan shall be administered by the Committee. The Committee shall have the authority to construe and interpret the provisions of the Plan and make rules and regulations for the administration of the Plan, and its interpretations and decisions with regard to the Plan and such rules and regulations shall be final and conclusive on all persons affected thereby unless otherwise determined by the Board of Directors. The day-to-day administration of the Plan may be delegated to such officers and employees of the Company or its subsidiaries as the Committee shall determine.

14. Amendments to the Plan.

(a)	Subject to the rules and policies of any stock exchange on which the Common Shares are listed and applicable law, the Board of Directors may, without notice or shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(i)	making any amendments to the provisions set out in Section 7 of the Plan;

(ii)	making any amendments to add covenants of the Company for the protection of Participants, provided that the Board of Directors shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants;

(iii)	making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions, which in the good faith opinion of the Board of Directors, having in mind the best interests of the Participants, it may be expedient to make, provided that the Board of Directors shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants; or

(iv)	making any such changes or corrections which, on the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board of Directors shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

(b)	Notwithstanding any other provision of this Plan, none of the following amendments shall be made to this Plan without approval of the Exchange (to the extent the Company has any securities listed on such exchange) and the approval of shareholders:

(i)	amendments to the Plan which would increase the number of Common Shares issuable under the Plan, otherwise than in accordance with Section 12 of this Plan;

(ii)	amendments to the Plan which would increase the number of Common Shares issuable to Insiders under the Plan, otherwise than in accordance with Section 12 of this Plan;

(iii)	amendments to the Plan which would increase the number of Common Shares issuable to Directors under the Plan, otherwise than in accordance with Section 12 of this Plan;

(iv)	amendments that would reduce the Purchase Price payable by Insiders;

(v)	amendments to the Plan that would result in an extension of the term, under a security based compensation arrangement benefiting an insider of the issuer;

(vi)	amendments that would increase the percentage discounts set forth in the definition of Purchase Price;

(vii)	increase the maximum percentage of the Annual Compensation that any Participant may direct be contributed, pursuant to the Plan, towards the purchase of Common Shares on his or her behalf through Payroll Deductions;

(viii)	the addition of any form of financial assistance to a Participant;

(ix)	the adoption of an employer matching contribution; and

(x)	any amendment to the Plan that would result in an amendment to an amending provision within the Plan

(c)	Subject to Sections 17 and 23, the Board of Directors shall not alter or impair any rights or increase any obligation with respect to previously agreed upon terms under the Plan without the consent of the Participant.

15. Termination of the Plan. The Plan shall terminate upon the earlier of (a) the termination of the Plan by the Board of Directors of the Company as specified below, or (b) the date no more Common Shares remain to be purchased under the Plan. The Board of Directors of the Company may terminate the Plan as of any date, and the date of termination shall be deemed a Purchase Date. If on such Purchase Date Participants in the aggregate have options to purchase more Common Shares than are available for purchase under the Plan, each Participant shall be eligible to purchase a reduced number of Common Shares on a pro rata basis, and any excess Payroll Deductions shall be returned to Participants, all as provided by rules and regulations adopted by the Committee.

16. Costs. All costs and expenses incurred in administering the Plan shall be paid by the Company.

17. Governmental Regulations. The Company’s obligation to sell and deliver its Common Shares pursuant to the Plan is subject to:

(a)	the satisfaction of all requirements under applicable securities law in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof, including shareholder approval, if required;

(b)	the admission of such Common Shares to listing on any stock exchange on which Common Shares may then be listed; and

(c)	the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Common Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities law of any jurisdiction.

In this connection, the Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares in compliance with applicable securities law and for the listing of such Common Shares on any stock exchange on which such Common Shares are then listed.

18. Applicable Law. The Plan is established under the laws of the Province of Ontario and the rights of all parties and the construction and effect of each provision of the Plan shall be according to the laws of the Province of Ontario and the laws of Canada applicable therein.

19. Effect on Employment. The provisions of this Plan shall not affect the right of the Company or any subsidiary or any Participant to terminate the Participant’s employment with the Company or any subsidiary.

20. Withholding. The Company reserves the right to withhold from stock or cash distributed to a Participant any amounts which it is required by law to withhold.

21. Change in Control. In the event of a proposed or actual Change in Control, the Company shall require that each outstanding right hereunder be assumed or an equivalent right be substituted by the successor or purchaser corporation, unless the Plan is terminated.

22. Approvals. The Plan shall be subject to acceptance by the Exchange in compliance with all conditions imposed by the Exchange. Any rights to purchase Common Shares granted prior to such acceptance shall be conditional upon such acceptance being given and any conditions complied with and no such right may be exercised unless such acceptance is given and such conditions are complied with.

23. Corporate Action. Nothing contained in the Plan shall be construed so as to prevent the Company or any subsidiary of the Company from taking corporate action which is deemed by the Company or any subsidiary of the Company to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan.

24. Limitation on Sale of Common Shares Purchased Under the Plan. The Plan is intended to provide Common Shares for investment and not for resale. The Company does not, however, intend to restrict or influence any Participant with respect to any dealings with Common Shares save and except as provided in Sub-section 17(c). A Participant may, therefore, sell Common Shares purchased under the Plan provided he/she complies with all applicable securities laws. Participants assume the risk of any market fluctuations in the price of the Common Shares.

25. Notices. All written notices to be given by Participants to the Company may be delivered personally or by registered mail, postage prepaid, addressed as follows:

Canopy Growth Corporation

1 Hershey Drive

Smiths Falls, Ontario

K7A 0A8

Attention: General Counsel

Any notice given by the Participant pursuant to the terms hereof shall not be effective until actually received by the Company at the above address. Any notice to be given to the Participant shall be sufficiently given if delivered personally or by postage prepaid mail to the last address of the Participant on the records of the Company or the applicable subsidiary and shall be effective seven days after mailing.

26. Shareholder Approval. The Plan shall become effective on the date it is adopted by the Board of Directors of the Company, provided that the shareholders of the Company approve it within 12 months after such date and then reapprove every five (5) years.

SCHEDULE “C”

RESOLUTIONS OF THE SHAREHOLDERS

OF

CANOPY GROWTH CORPORATION

Omnibus Incentive Plan

WHEREAS the Board of Directors (the “Board”) of Canopy Growth Corporation (the “Corporation”) has determined that adoption of the 2017 Omnibus Incentive Plan (the “Omnibus Plan”) of the Corporation, as more fully set out in the copy of the Purchase Plan attached hereto as Schedule “D” is in the Corporation’s and its shareholders’ best interests;

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The Omnibus Plan of the Corporation and the reservation for issuance thereunder of up to 10% of the aggregate number of common shares of the Corporation as are issued and outstanding from time to time, is hereby approved, ratified and confirmed.

2.	The Omnibus Plan be authorized and approved as the stock option plan of the Corporation, subject to any limitations imposed by applicable regulations, laws, rules and policies.

3.	Any officer or director of the Corporation is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to this resolution.”

SCHEDULE “D”

CANOPY GROWTH CORPORATION

2017 OMNIBUS INCENTIVE PLAN

Section 1. Purpose.

The purpose of the Canopy Growth Corporation 2017 Omnibus Incentive Plan is to attract, retain and reward those employees, directors and other individuals who are expected to contribute significantly to the success of the Corporation and its Affiliates, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Corporation’s shareholders and, in general, to further the best interests of the Corporation and its shareholders. The Plan is intended to comply with Section 422 of the Code (as defined below), with respect to the U.S. employees participating in the Plan, if and when applicable.

Section 2. Definition.

As used in the Plan, the following terms shall have the meanings set forth below:

(a)	“Affiliate” shall mean: (i) any entity that, directly or indirectly, controls (as well as is controlled by or under common or joint control with) the Corporation; or (ii) any entity in which the Corporation has a significant equity interest, in either case as determined by the Committee; provided that, unless otherwise determined by the Committee, the Shares subject to any Options or SAR that are granted to a service provider of an Affiliate constitutes “service recipient stock” for purposes of Section 409A of the Code or otherwise does not subject the Award to the excise tax under Section 409A of the Code, provided that in respect of any Option granted to a Canadian Grantee, an Affiliate shall only include a corporation that deals at non-arm’s length, within the meaning of the ITA, with the Company, and further provided that, in respect of any Deferred Share Unit granted to a Canadian Grantee, an Affiliate shall only include a corporation that is related to the Corporation, within the meaning of the ITA.

(b)	“Award” shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Deferred Stock Unit, annual or long-term Performance Award or Other Stock-Based Award granted under the Plan, which may be denominated or settled in Shares, cash or in such other forms as provided for herein.

(c)	“Award Agreement” shall mean the agreement (whether in written or electronic form) or other instrument or document evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

(d)	“Beneficiary” shall mean a person or persons entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant’s death. If no such person is named by a Participant, such individual’s Beneficiary shall be the individual’s estate.

(e)	“Blackout Period” means a period when the Participant is prohibited from trading in the Corporation’s securities pursuant to securities regulatory requirements or the Corporation’s insider trading policy or other applicable policy or requirement of the Corporation.

(f)	“Board” shall mean the board of directors of the Corporation.

(g)	“Canadian Award” shall mean an Award pursuant to which, as applicable: (i) the Exercise Price is stated and payable in Canadian dollars or the basis upon which it is to be settled (whether in cash or in Shares) is stated in Canadian dollars); (ii) in the case of freestanding SARs (as defined below), the base price is stated in Canadian dollars and any cash amount payable in settlement thereof shall be paid in Canadian dollars; (iii) in the case of Restricted Share Units, Deferred Share Units or Performance Awards, any cash amount payable in settlement thereof shall be paid in Canadian dollars; or (iv) in the case of Other Stock-Based Awards the price or value of such Shares is stated in Canadian dollars.

(h)	“Canadian Grantee” shall mean a Participant who is a resident of Canada for the purposes of the ITA, or who is granted an Award under the Plan in respect of services performed in Canada for the Company or any of its Affiliates.

(i)	“Cashless Exercise” shall have the meaning set out in Section 6(e) hereof.

(j)	“Change in Control” shall mean the occurrence of:

•	any individual, entity or group of individuals or entities acting jointly or in concert (other than the Corporation, its Affiliates or an employee benefit plan or trust maintained by the Corporation or its Affiliates, or any company owned, directly or indirectly, by the shareholders of the Corporation in substantially the same proportions as their ownership of Shares of the Corporation) acquiring beneficial ownership, directly or indirectly, of more than 50% of the combined voting power of the Corporation’s then outstanding securities (excluding any “person” who becomes such a beneficial owner (x) in connection with a transaction described in clause (A) of paragraph (ii) below;

•	the consummation of (A) a merger or consolidation of the Corporation or any direct or indirect subsidiary of the Corporation with any other corporation, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or any parent thereof) more than 30% of the combined voting power or the total fair market value of the securities of the Corporation or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no person (other than those covered by the exceptions in paragraph (i) of this definition) acquires more than 50% of the combined voting power of the Corporation’s then outstanding securities shall not constitute a Change in Control of the Corporation; or

•	a complete liquidation or dissolution of the Corporation or the consummation of any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Corporation; other than such liquidation, sale or disposition to a person or persons who beneficially own, directly or indirectly, more than 30% of the combined voting power of the outstanding voting securities of the Corporation at the time of the sale.

•	Notwithstanding the foregoing, with respect to any Award that is characterized as “nonqualified deferred compensation” within the meaning of Section 409A of the Code, an event shall not be considered to be a Change in Control under the Plan for purposes of payment of such Award unless such event is also a “change in ownership,” a “change in effective control” or a “change in the ownership of a substantial portion of the assets” of the Corporation within the meaning of Section 409A of the Code.

(k)	“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time. Any reference to any section of the Code shall also be a reference to any successor provision and any treasury regulation promulgated thereunder.

(l)	“Committee” shall mean the Corporation’s Compensation and Governance Committee appointed by the Board or such other committee as may be designated by the Board to administer the Plan. If the Board does not designate the Committee, references herein to the “Committee” shall refer to the Board.

(m)	“Consultant” means a consultant as defined in the Securities Act engaged by the Corporation or its Affiliates.

(n)	“Corporation” shall mean Canopy Growth Corporation.

(o)	“Covered Employee” means an individual who is (i) a “covered employee” within the meaning of Section 162(m)(3) of the Code, or any successor provision thereto and (ii) any individual who is designated by the Committee, in its discretion, at the time of any Award or at any subsequent time, as reasonably expected to be a “covered employee” with respect to the taxable year of the Corporation in which any applicable Award will be paid.

(p)	“Deferred Stock Unit” shall mean a contractual right to receive Shares or other Awards or a combination thereof at the end of a specified deferral period, granted under Section 9.

(q)	“Dividend Equivalent” means a right, granted to a Participant under the plan, to receive cash, shares, other Awards or other property equal in value to dividends paid with respect to Shares.

(r)	“Effective Date” shall mean August 4, 2017.

(s)	“Fair Market Value” means, for purposes of the Plan, unless otherwise required by any applicable provision of the Code, any regulations issued thereunder or other applicable law or by any applicable accounting standard for the Corporation’s desired accounting for Awards or by the rules of the applicable Stock Exchange, a price that is determined by the Committee, provided that such price cannot be less than:

i.	For Canadian Awards, as long as Shares are listed on the TSX, the greater of the volume weighted average trading price of the Shares on the TSX for the five trading days immediately prior to the grant date or the closing price of the Shares on the TSX on the trading day immediately prior to the grant date.

ii.	For U.S. Awards, as long as the Shares are listed on a U.S. Exchange, the greater of the volume weighted average trading price of the Shares on the U.S. Exchange for the five trading days immediately prior to the grant date or the closing price of the Shares on the U.S. Exchange on the trading day immediately prior to the grant date.

iii.	Unless prohibited by applicable law or rules of a Stock Exchange, Canadian Awards or U.S. Awards may be made to a Participant without regard to such Participant’s domicile or residence for tax purposes. Thus, for example, U.S. taxpayers that are Participants may receive Canadian Awards. The Corporation may take such actions with respect to its filings, records and reporting, as it deems appropriate to reflect the conversion of Awards from Canadian dollars to U.S. dollars and vice versa.

iv.	If the Shares are not traded, listed or otherwise reported or quoted, the Committee shall determine in good faith the Fair Market Value in whatever manner it considers appropriate taking into account the requirements of the ITA, Section 409A of the Code and any other applicable law.

v.	For purposes of the grant of any Award, the applicable date shall be the date on which the Award is granted. For purposes of the exercise of any Award, the applicable date shall be the date a notice of exercise is received by the Committee or its designee, as applicable, or, if not a day on which the applicable market is open, the next day that it is open. In the event that the Committee determines that the date of grant of an Award shall be a future date because the Corporation is in a Blackout Period, the applicable date shall be deemed to occur on the seventh day following the termination of the Blackout Period and the Fair Market Value shall be the weighted average trading price of the Shares on the TSX or U.S. Exchange as applicable for a Canadian Award or U.S. Award, for the five most recent trading days preceding the applicable date (e.g. trading days two to six following the lifting of the Blackout Period). In the event an additional Blackout Period commences such that six consecutive trading days (excluding weekends and statutory holidays) do not elapse following the expiry of the initial Blackout Period, the applicable date and market price shall be determined by reference to the seventh consecutive trading day following the expiry of the subsequent Blackout Period.

(t)	“Incentive Stock Option” shall mean an option representing the right to purchase Shares from the Corporation, granted under and in accordance with the terms of Section 6, that is intended to be and is designated as an “Incentive Stock Option” within the meaning of Section 422 of the Code.

(u)	“ITA” shall mean the Income Tax Act (Canada) and any regulations thereunder as amended from time to time.

(v)	“Non-Employee Director” shall mean an individual who is a member of the Board but who is not otherwise an Employee or a Consultant of the Company or of any Affiliate at the date an Award is granted.

(w)	“Non-Qualified Stock Option” shall mean an option representing the right to purchase Shares from the Corporation, granted under and in accordance with the terms of Section 6, that is not an Incentive Stock Option.

(x)	“Option” shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

(y)	“Other Stock-Based Award” means an Award granted pursuant to Section 11 of the Plan.

(z)	“Participant” shall mean the recipient of an Award granted under the Plan.

(aa)	“Performance Award” means an Award granted pursuant to Section 10 of the Plan.

(bb)

“Performance Goals” means goals established by the Committee as contingencies for Awards to vest and/or become exercisable or distributable based on one or more performance goals. Performance Goals may be applied to either the Corporation as a whole or to a business unit or to a single or group of Affiliates, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group.

(cc)	“Performance Period” means the period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any Performance Goals specified by the Committee with respect to such Award are measured or must be satisfied.

(dd)	“Plan” shall mean this Canopy Growth Corporation 2017 Omnibus Incentive Plan, as the same may be amended or supplemented from time to time.

(ee)	“Prior Option Plan” means the Corporation’s stock option plan as it existed prior to the date hereof.

(ff)	“Restricted Stock” shall mean any Share granted under Section 8.

(gg)	“Restricted Stock Unit” shall mean a contractual right granted under Section 8 that is denominated in Shares. Each Restricted Stock Unit represents a right to receive one Share or the value of one Share upon the terms and conditions set forth in the Plan and the applicable Award Agreement.

(hh)	“SAR” or “Stock Appreciation Right” shall mean any right granted to a Participant pursuant to Section 7 to receive, upon exercise by the Participant, the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the right on the date of grant, or if granted in connection with an outstanding Option on the date of grant of the related Option, as specified by the Committee in its sole discretion, which, except in the case of Substitute Awards, shall not be less than the Fair Market Value of one Share on such date of grant of the right or the related Option, as the case may be.

(ii)	“Service” shall mean the active performance of services for the Corporation or an Affiliate by a person who is an employee or director of the Corporation or an Affiliate. Notwithstanding the foregoing, with respect to any Award that is characterized as “nonqualified deferred compensation” within the meaning of Section 409A of the Code, an event shall not be considered to be a termination of “Service” under the Plan for purposes of payment of such Award unless such event is also a “separation from service” within the meaning of Section 409A of the Code.

(jj)	“Shares” shall mean the common shares in the capital of the Corporation.

(kk)	“Stock Exchanges” shall mean the U.S. Exchange and the TSX.

(ll)	“Subsidiary” shall mean any corporation of which shares representing at least 50% of the ordinary voting power is owned, directly or indirectly, by the Corporation.

(mm)	“Substitute Awards” shall mean Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Corporation or with which the Corporation combines.

(nn)	“Transfer” means: (a) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition (including the issuance of equity in any entity), whether for value or no value and whether voluntary or involuntary (including by operation of law), and (b) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate or otherwise dispose of (including the issuance of equity in any entity) whether for value or for no value and whether voluntarily or involuntarily (including by operation of law). “Transferred” and “Transferable” shall have a correlative meaning.

(oo)	“TSX” means the Toronto Stock Exchange and at any time the Shares are not listed and posted for trading on the TSX, shall be deemed to mean such other stock exchange or trading platform in Canada upon which the Shares trade and which has been designated by the Committee.

(pp)	“U.S. Award” shall mean an Award pursuant to which, as applicable: (i) in the case of Options (including tandem SARs (as defined below)),the Exercise Price is stated and payable in United States dollars (and in the case of tandem SARs, any cash amount payable in settlement thereof shall be paid in United States dollars), (ii) in the case of freestanding SARs (as defined below), the base price is stated in United States dollars and any cash amount payable in settlement thereof shall be paid in United States dollars; (iii) in the case of Restricted Share Units, Deferred Share Units or Performance Awards, any cash amount payable in settlement thereof shall be paid in United States dollars; or (iv) in the case of Other Stock-Based Awards the price or value of such Shares is stated in United States dollars.

(qq)	“U.S. Exchange” shall mean the NASDAQ Stock Market or such other national securities exchange or trading system on which the Corporation’s shares are listed in the United States.

Section 3. Eligibility.

(a) Any employee, director, Consultant or other advisor of, or any other individual who provides services to, the Corporation or any Affiliate, shall be eligible to be selected to receive an Award under the Plan. All Awards shall be granted by an Award Agreement. Notwithstanding the foregoing, only eligible employees of the Corporation, its subsidiaries and its parent (as determined in accordance with Section 422(b) of the Code in the case of US employees) are eligible to be granted Incentive Stock Options under the Plan. Eligibility for the grant of Awards and actual participation in the Plan shall be determined by the Committee in its sole discretion.

(b) An individual who has agreed to accept employment by the Corporation or an Affiliate shall be deemed to be eligible for Awards hereunder as of the date of such acceptance; provided that vesting and exercise of Awards granted to such individual are conditioned upon such individual actually becoming an employee of the Corporation or an Affiliate.

(c) Holders of options and other types of incentive awards granted by a company acquired by the Corporation or with which the Corporation combines are eligible for grant of Substitute Awards hereunder.

Section 4. Administration.

(a) The Plan shall be administered by the Committee. Subject to Section 15, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreements relating thereto); and to otherwise supervise the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan. The Committee may adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions. [To the extent applicable, the Plan and Awards intended to be “performance-based,” the applicable provisions of Section 162(m) of the Code, and the Plan shall be limited, construed and interpreted in a manner so as to comply therewith.]

(b) Subject to the terms of the Plan and applicable law and the rules of the Stock Exchanges that the Shares are listed at the relevant time and in addition to those authorities provided in Section 4(a), the Committee (or its delegate) shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights, or other matters are to be calculated in connection with) Awards, including whether an Award shall be a Canadian Award or a U.S. Award; (iv) authorize and approve the applicable form and determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder (including, but not limited to, the exercise or purchase price (if any), any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award and the Shares relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion); (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, or other Awards, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee, taking into consideration the requirements of Section 409A of the Code; (vii) determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award; (viii) to determine whether an Option is an Incentive Stock Option or Non-Qualified Option; (ix) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xi) to permit accelerated vesting or lapse of restrictions of any Award at any time; and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Corporation, the shareholders and the Participants.

(d) Notwithstanding the foregoing, the Committee shall not have any discretion under this Section 4 or any other provision of the Plan that would modify the terms or conditions of any (i) Performance Goal or waive the satisfaction thereof with respect to any Award that is intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code if the exercise of such discretion would cause the Award not to so qualify, (ii) any other Award that is intended to be exempt from the definition of “salary deferral arrangement” in the ITA if the exercise of such discretion would cause the Award to not be or cease to be exempt; or (iii) any Option granted to a Canadian Grantee if the exercise of such discretion would cause the Option to not be or cease to be governed by section 7 of the ITA. The Committee will also exercise its discretion in good faith in accordance with the Corporation’s intention that the terms of Awards and the modifications or waivers permitted hereby are in compliance with applicable law and the rule of the Stock Exchanges.

(e) No member of the Committee or the Board generally shall be liable for any action or determination made in good faith pursuant to the Plan or any instrument of grant evidencing any Award granted under the Plan. To the fullest extent permitted by law, the Corporation shall indemnify and save harmless, and shall advance and reimburse the expenses of, each Person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such Person is or was a member of the Committee or is or was a member of the Board in respect of any claim, loss, damage or expense (including legal fees) arising therefrom.

Section 5. Shares Available for Awards; Per Person Limitations.

(a) Subject to adjustment as provided below, the maximum number of Shares available for issuance under the Plan shall not exceed 10% of the issued and outstanding Shares less the number of Shares reserved for issuance under all other security based compensation arrangements of the Corporation. Every three years after the Effective Date of the Plan, all unallocated Awards under the Plan shall be submitted for approval to the Board and the shareholders of the Corporation. With respect to Stock Appreciation Rights settled in Shares, upon settlement, only the number of Shares delivered to a Participant (based on the difference between the Fair Market Value of the Shares subject to such Stock Appreciation Right on the date such Stock Appreciation Right is exercised and the exercise price of each Stock Appreciation Right on the date such Stock Appreciation Right was awarded) shall count against the aggregate and individual share limitations set forth under this Section 5. If any Option, Stock Appreciation Right or Other Stock-Based Awards granted under the Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of Shares underlying any unexercised Award shall again be available for the purpose of Awards under the Plan. If any shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in Shares awarded under the Plan to a Participant are forfeited for any reason, the number of forfeited shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in Shares shall again be available for purposes of Awards under the Plan. Any Award under the Plan settled in cash shall not be counted against the foregoing maximum share limitations. On exercise of any Option, Stock Appreciation Right or Other Stock-Based Awards granted under the Plan, the number of Shares underlying such Award shall again be available for the purpose of Awards under the Plan. Any Shares subject to any Award or award granted under a Prior Plan that is outstanding on the date which this Plan was approved by shareholders of the Corporation (or any portion thereof) that has expired or is forfeited, surrendered, cancelled or otherwise terminated prior to, or that is otherwise settled so that there is no, issuance or transfer of such Shares shall not be counted against the foregoing maximum share limitations

(b) Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares acquired by the Corporation.

(c) To the extent required by Section 162(m) of the Code for Awards under the Plan to qualify as “performance-based compensation,” the following individual Participant limitations shall apply:

(i) Subject to Section 21 below, the maximum number of Shares subject to any Award of Options, or Stock Appreciation Rights, shares of Restricted Stock, Restricted Stock Units or Other Stock-Based Awards for which the grant of such Award or the lapse of the relevant restriction period is subject to the attainment of Performance Goals in accordance with Section 10 which may be granted under the Plan during any fiscal year of the Corporation to any Participant shall be 1,000,000 Shares per type of Award (which shall be subject to any further increase or decrease pursuant to Section 5(d)) provided that the maximum number of Shares for all types of Awards granted to any Participant does not exceed 1,000,000 Shares (which shall be subject to any further increase or decrease pursuant to Section 5(d)) during any fiscal year of the Corporation. If a Stock Appreciation Right is granted in tandem with an Option, it shall apply against the Participant’s individual share limitations for both Stock Appreciation Rights and Options.

(ii) Subject to Section 5(g), Section 5(h) and Section 21, there are no annual individual share limitations applicable to Participants on Options, Restricted Stock, Restricted Stock Units or Other Stock-Based Awards for which the grant, vesting or payment (as applicable) of any such Award is not subject to the attainment of Performance Goals.

(iii) The individual Participant limitations set forth in this Section 5(c) shall be cumulative; that is, to the extent that Shares for which Awards are permitted to be granted to a Participant during a fiscal year are not covered by an Award to such Participant in a fiscal year, the number of Shares available for Awards to such Participant shall automatically increase in the subsequent fiscal years during the term of the Plan until used.

(d) Changes

(i) The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the shareholders of the Corporation to make or authorize (a) any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, (b) any arrangement, merger or consolidation of the Corporation or any Affiliate, (c) any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Shares (d) the dissolution or liquidation of the Corporation or any Affiliate, (e) any sale or transfer of all or part of the assets or business of the Corporation or any Affiliate or (f) any other corporate act or proceeding.

(ii) If there shall occur any such change in the capital structure of the Corporation by reason of any stock split, reverse stock split, stock dividend, extraordinary dividend, subdivision, combination or reclassification of shares that may be issued under the Plan, any recapitalization, any arrangement, any merger, any consolidation, any spin off, any reorganization or any partial or complete liquidation, or any other corporate transaction or event having an effect similar to any of the foregoing (a “Corporate Event”), then (i) the aggregate number and/or kind of shares that thereafter may be issued under the Plan, (ii) the number and/or kind of shares or other property (including cash) to be issued upon exercise of an outstanding Award granted under the Plan, and/or (iii) the purchase price thereof, shall be appropriately adjusted. In addition, if there shall occur any change in the capital structure or the business of the Corporation that is not a Corporate Event (an “Other Extraordinary Event”), including by reason of any ordinary dividend (whether cash or stock), any conversion, any adjustment, any issuance of any class of securities convertible or exercisable into, or exercisable for, any class of stock, or any sale or transfer of all or substantially all of the Corporation’s assets or business, then the Committee, in its sole discretion, may adjust any Award and make such other adjustments to the Plan. Any adjustment pursuant to this Section 5(d) shall be consistent with the applicable Corporate Event or the applicable Other Extraordinary Event, as the case may be, and in such manner as the Committee may, in its sole discretion, deem appropriate and equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under the Plan. Any such adjustment determined by the Committee shall be final, binding and conclusive on the Corporation and all Participants and their respective heirs, executors, administrators, successors and permitted assigns. Except as expressly provided in this Section 5(d) or in the applicable Award Agreement, a Participant shall have no rights by reason of any Corporate Event or any Other Extraordinary Event.

(iii) Fractional shares of Shares resulting from any adjustment in Awards pursuant to Section 5(d)(i) or Section 5(d)(ii) shall be aggregated until, and eliminated at, the time of exercise by rounding-down for fractions less than one-half and rounding-up for fractions equal to or greater than one- half. No cash settlements shall be made with respect to fractional shares eliminated by rounding. Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

(e) Shares underlying Awards that can only be settled in cash shall not reduce the number of Shares remaining available for issuance under the Plan.

(f) Notwithstanding any provision of the Plan to the contrary, if authorized but previously unissued Shares are issued under the Plan, such shares shall not be issued for a consideration that is less than as permitted under applicable law and the rules of the TSX.

(g) (i) The equity value of Options granted to a Non-Employee Director, within a one-year period, pursuant to the Plan shall not exceed $100,000; and (ii) the aggregate equity value of all awards, that are eligible to be settled in Shares granted to a Non-Employee Director, within a one-year period, pursuant to all Security Based Compensation Arrangements (including, for greater certainty, the Plan) shall not exceed $150,000.

(h) In the event that a Participant holds 20% or more of the issued and outstanding Shares or the settlement of an Award in Shares would cause the Participant to hold 20% or more of the issued and outstanding Shares, such Participant shall only be granted Awards that can be settled in cash.

Section 6. Options.

The Committee is hereby authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) The purchase price per Share under an Option shall be determined by the Committee; provided, however, that, except in the case of Substitute Awards, such purchase price shall not be less than 100% (or 110% in the case of an Incentive Stock Option granted to a person owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation, its subsidiaries or its parent, determined in accordance with Section 422(b)(6)) of the Code) of the Fair Market Value of a Share on the date of grant of such Option. In the event that the Committee determines and has authorized the Chief Executive Officer of the Corporation to grant such Options on a future date because the Corporation is in a Blackout Period, the date of grant shall be deemed to occur on the second trading day following the termination of the Blackout Period and the Fair Market Value shall be the closing price on the first business day following the date on which the relevant Blackout Period has expired, unless the relevant grant of Options occurs after the close of trading on the date of grant, in which case the Fair Market Value shall be equal to the closing price on the date of grant. In the event an additional Blackout Period commences such that two consecutive trading days (excluding weekends and statutory holidays) do not elapse following the expiry of the initial Blackout Period, the grant date and Fair Market Value shall be determined by reference to the second consecutive trading day following the expiry of the subsequent Blackout Period.

(b) The term of each Option shall be fixed by the Committee but shall not exceed 6 years from the date of grant thereof. Notwithstanding the foregoing, if the term of an Option (other than an Incentive Stock Option) held by any Participant not subject to Section 409A of the Code would otherwise expire during, or within ten business days of the expiration of a Blackout Period applicable to such Participant, then the term of such Option shall be extended to the close of business on the tenth business day following the expiration of the Blackout Period.

(c) The Committee shall determine the time or times at which an Option may be exercised in whole or in part.

(d) To the extent vested and exercisable, Options may be exercised in whole or in part at any time during the Option term, by giving written notice of exercise to the Corporation specifying the number of Shares to be purchased. Such notice shall be accompanied by payment in full of the purchase price (the “Option Price”) as follows: (i) by certified cheque, bank draft or money order payable to the order of the Corporation; (ii) solely to the extent permitted by applicable law, if the Shares are traded on a national securities exchange, and the Committee authorizes, through a procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Corporation an amount equal to the purchase price; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, having the Corporation withhold Shares issuable upon exercise of the Option, or by payment in full or in part in the form of Shares owned by the Participant, based on the Fair Market Value of the Shares on the payment date as determined by the Committee). No Shares shall be issued until payment therefor, as provided herein, has been made or provided for.

(e) Notwithstanding Section 6(d), with the approval of the Committee, in its sole and unfettered discretion, a Participant may elect to exercise an Option, in whole or in part, without payment of the aggregate Option Price due on such exercise by electing to receive Shares equal in value to the difference between the Option Price and the Fair Market Value on the date of exercise (any such exercise a “Cashless Exercise”) computed by using the following formula, with either a partial or full deduction of the number of underlying Shares from the Plan reserve:

X = Y (A-B)

    A

Where X = the number of Shares to be issued to the Participant upon such Cashless Exercise;

    Y = the number of Shares purchasable under the Option (at the date of such calculation);

    A = Fair Market Value of one Share of the Corporation (at the date of such calculation, if greater than the Option Price); and

    B = Option Price (as adjusted to the date of such calculation)

In the event that the Shares are not listed on the Exchange as at the date of an exercise of an Option, it shall be a condition precedent to the exercise of any Option that the Participant agree to be bound by the terms of any unanimous shareholders agreement or similar agreements generally applicable to all of the shareholders of the Corporation then in force, and further that the Participant agree to enter into voting trust generally applicable to employee shareholders of the Corporation then in force and provide a power of attorney in support of such voting trust

(f) The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, or any successor provision thereto, and any regulations promulgated thereunder. To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant Employee during any calendar year under the Plan and/or any other stock option plan of the Corporation, any subsidiary or any parent exceeds $100,000, such Options shall be treated as Non-Qualified Options. Should any provision of the Plan not be necessary in order for the Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend the Plan accordingly, without the necessity of obtaining the approval of the shareholders of the Corporation, subject to the rules of the TSX. To the extent that any such Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Option or the portion thereof which does not so qualify shall constitute a separate Non- Qualified Stock Option.

Section 7. Stock Appreciation Rights.

(a) The Committee is hereby authorized to grant Stock Appreciation Rights (“SARs”) to Participants with terms and conditions as the Committee shall determine not inconsistent with the provisions of the Plan.

(b) SARs may be granted hereunder to Participants either alone (“freestanding”) or in addition to other Awards granted under the Plan (“tandem”) and may, but need not, relate to a specific Options granted under Section 6.

(c) Any tandem SAR related to an Option may be granted at the same time such Option is granted to the Participant. In the case of any tandem SAR related to any Option, the SAR or applicable portion thereof shall not be exercisable until the related Option or applicable portion thereof is exercisable and shall terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a SAR granted with respect to less than the full number of Shares covered by a related Option shall not be reduced until the exercise or termination of the related Option exceeds the number of Shares not covered by the SAR. Any Option related to any tandem SAR shall no longer be exercisable to the extent the related SAR has been exercised.

(d) A freestanding SAR shall not have a term of greater than 10 years or, unless it is a Substitute Award, an exercise price less than 100% of Fair Market Value of the Share on the date of grant. Notwithstanding the foregoing, if the term of a SAR held by any Participant not subject to Section 409A of the Code would otherwise expire during, or within ten business days of the expiration of a Blackout Period applicable to such Participant, then the term of such SAR shall be extended to the close of business on the tenth business day following the expiration of the Blackout Period.

Section 8. Restricted Stock and Restricted Stock Units.

(a) The Committee is hereby authorized to grant Awards of Restricted Stock and Restricted Stock Units to Participants.

(b) Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to receive any dividend or dividend equivalent or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate. To the extent required by law, Participants holding Restricted Stock granted hereunder shall have the right to exercise full voting rights with respect to those Restricted Stocks during the any period of restriction. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

(c) Any share of Restricted Stock granted under the Plan may be evidenced in such manner as the Committee may deem appropriate including, without limitation, book-entry registration or issuance of a share certificate or certificates. In the event any share certificate is issued in respect of shares of Restricted Stock granted under the Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock. If share certificates are issued in respect of shares of Restricted Stock, the Committee may require that any share certificates evidencing such Shares be held in custody by the Corporation until the restrictions thereon shall have lapsed, and that, as a condition of any grant of Restricted Stock, the Participant shall have delivered a duly signed stock power or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Corporation, which would permit transfer to the Corporation of all or a portion of the shares subject to the Restricted Stock Award in the event that such Award is forfeited in whole or part.

(d) The Committee may in its discretion, when it finds that a waiver would be in the best interests of the Corporation, waive in whole or in part any or all restrictions with respect to Shares of Restricted Stock or Restricted Stock Units.

(e) The Committee, in its discretion, may award Dividend Equivalents with respect to Awards of Restricted Stock Units. The entitlements on such Dividend Equivalents will not be available until the vesting of the Award of Restricted Stock Units.

(f) If the Committee intends that an Award under this Section 8 shall constitute or give rise to “qualified performance based compensation” under Section 162(m) of the Code, such Award may be structured in accordance with the requirements of Section 10, including without limitation, the Performance Goals and the Award limitation set forth therein, and any such Award shall be considered a Performance Award for purposes of the Plan.

(g) No Restricted Stock Unit shall vest later than three years after the date of grant.

Section 9. Deferred Stock Unit.

The Committee is authorized to grant Deferred Stock Units to Participants, subject to the following terms and conditions:

(a) Deferred Stock Units shall be settled upon expiration of the deferral period specified for an Award of Deferred Stock Unit by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, Deferred Stock Units shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, and under such other circumstances as the Committee may determine at the date of grant or thereafter. Deferred Stock Units may be satisfied by delivery of Shares, other Awards, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(b) The Committee, in its discretion, may award Dividend Equivalents with respect to Awards of Deferred Stock Units. The entitlements on such Dividend Equivalents will not be available until the expiration of the deferral period for the Award of Deferred Stock Units.

(c) Except as otherwise provided in the Award Agreement, each Participant shall be entitled to redeem his or her Deferred Stock Units during the period commencing on the business day immediately following the Director Termination Date (as defined below) and ending on the 90th day following the Director Termination Date by providing a written notice of redemption, on a prescribed form, to the Corporation (the “Redemption Date”). In the event of death of a Participant, the notice of redemption shall be filed by the administrator or liquidator of the estate of the Participant. For greater certainty, the administrator shall have a maximum of 180 days following the Director Termination Date to provide such written notice. In the case of a U.S. Participant and except as otherwise provided in an Award Agreement, however, the redemption will be deemed to be made on the earlier of (i) December 31 of the year following the year of a “separation from service” within the meaning of Section 409A of the Code, or (ii) within 90 days of the U.S. Participant’s death, or retirement from, or loss of office or employment with the Company, within the meaning of paragraph 6801(d) of the regulations under the ITA, including the Participant’s resignation, retirement, removal from the Board, death or otherwise. .

Section 10. Performance Awards.

(a) The Committee may grant a Performance Award to a Participant payable upon the attainment of specific Performance Goals. The Committee may grant Performance Awards that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code, as well as Performance Awards that are not intended to qualify as “performance-based compensation” under Section 162(m) of the Code. If the Performance Award is payable in shares of Restricted Stock, such shares shall be transferable to the Participant only upon attainment of the relevant Performance Goal in accordance with Section 8. If the Performance Award is payable in cash, it may be paid upon the attainment of the relevant Performance Goals either in cash or in shares of Restricted Stock (based on the then current Fair Market Value of such shares), as determined by the Committee, in its sole and absolute discretion. Each Performance Award shall be evidenced by an Award Agreement in such form that is not inconsistent with the Plan and that the Committee may from time to time approve. With respect to Performance Awards that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Committee shall condition the right to payment of any Performance Award upon the attainment of objective Performance Goals established pursuant to Section 10(b)(iii).

(b) Terms and Conditions. Performance Awards awarded pursuant to this Section 10 shall be subject to the following terms and conditions:

(i) Earning of Performance Award. At the expiration of the applicable Performance Period, the Committee shall determine the extent to which the Performance Goals established pursuant to Section 10(b) are achieved and the percentage of each Performance Award that has been earned.

(ii) Non-Transferability. Subject to the applicable provisions of the Award Agreement and the Plan, Performance Awards may not be Transferred during the Performance Period.

(iii) Objective Performance Goals, Formulae or Standards. With respect to Performance Awards that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Committee shall establish the objective Performance Goals for the earning of Performance Awards based on a Performance Period applicable to each Participant or class of Participants in writing prior to the beginning of the applicable Performance Period or at such later date as permitted under Section 162(m) of the Code and while the outcome of the Performance Goals are substantially uncertain. Such Performance Goals may incorporate, if and only to the extent permitted under Section 162(m) of the Code, provisions for disregarding (or adjusting for) the impact of any of the following that the Committee determines to be appropriate: (i) corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances, (ii) restructurings, discontinued operations, extraordinary items or events, and other unusual or non-recurring charges as described in the Corporation’s Management Discussion & Analysis; (iii) an event either not directly related to the operations of the Corporation or any of its Affiliates or not within the reasonable control of the Corporation’s management, (iv) a change in tax law or accounting standards required by generally accepted accounting principles, or (v) such other exclusions or adjustments as the Committee specifies at the time the Award is granted. To the extent that any such provision would create impermissible discretion under Section 162(m) of the Code or otherwise violate Section 162(m) of the Code, such provision shall be of no force or effect, with respect to Performance Awards that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

(c) Dividends. Unless otherwise determined by the Committee in an Award Agreement, amounts equal to dividends declared during the Performance Period with respect to the number of Shares covered by a Performance Award will not be paid to the Participant. In all cases, such dividends would not become payable until the expiration of the applicable Performance Period.

(d) Payment. Following the Committee’s determination in accordance with Section 10(b)(i) the Corporation shall settle Performance Awards, in such form (including, without limitation, in Shares or in cash) as determined by the Committee, in an amount equal to such Participant’s earned Performance Awards. Notwithstanding the foregoing, the Committee may, in its sole discretion, award an amount less than the earned Performance Awards and/or subject the payment of all or part of any Performance Award to additional vesting, forfeiture and deferral conditions as it deems appropriate.

(e) Termination. Subject to the applicable provisions of the Award Agreement and the Plan, upon a Participant’s termination of Service for any reason during the Performance Period for a given Performance Award, the Performance Award in question will vest or be forfeited in accordance with the terms and conditions established by the Committee at grant.

(f) Accelerated Vesting. Based on service, performance and/or such other factors or criteria, if any, as the Committee may determine, the Committee may, at or after grant, due to such service, performance and/or such other factors or criteria relating to the Participant’s performance to date accelerate on a pro rata basis the vesting of all or any part of any Performance Award.

(g) When and if Performance Awards become payable, a Participant having received the grant of such units shall be entitled to receive payment from the Company in settlement of such units in cash, Shares of equivalent value (based on the Fair Market Value), in some combination thereof, or in any other form determined by the Committee at its sole discretion. With respect to any Canadian Participant, the Company shall deliver the payout in settlement of any Performance Award to such Canadian Participant by or before December 31 of the third year following the year of the grant.

Section 11. Other Stock-Based Awards.

The Committee is authorized, subject to limitations under applicable law, the approval of the TSX and shareholder approval, if required, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Corporation or business units thereof, Shares awarded purely as a bonus and not subject to restrictions or conditions, or any other factors designated by the Committee. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, other Awards, notes, or other property, as the Committee shall determine. Unless otherwise determined by the Committee in an Award Agreement, the recipient of an Award under this Section 11 shall not be entitled to receive, currently or on a deferred basis, dividends or Dividend Equivalents in respect of the number of Shares covered by the Award. In all cases, such dividends or Dividend Equivalents would not become payable until the expiration of any applicable performance period.

Section 12. Effect of Termination of Service on Awards.

The Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a Participant ceases to provide Service to the Corporation or any Affiliate prior to the end of a performance period or exercise or settlement of such Award.

Section 13. Change in Control Provisions.

Except as otherwise provided by the Committee in an Award Agreement:

(a) the occurrence of a Change in Control will not result in the vesting of unvested Awards nor the lapse of any period of restriction pertaining to any Restricted Stock or Restricted Stock Unit (such Awards collectively referred to as “Unvested Awards”), provided that: (i) such Unvested Awards will continue to vest in accordance with the Plan and the Award Agreement; (ii) the level of achievement of performance goals prior to the date of the Change in Control shall be based on the actual performance achieved to the date of the Change in Control and the level of achievement of performance goals for the applicable period completed following the date of the Change in Control shall be based on the assumed achievement of 100% of the performance goals; and (iii) any successor entity agrees to assume the obligations of the Corporation in respect of such Unvested Awards.

(b) For the period of 24 months following a Change in Control, where a Participant’s employment or term of office or engagement is terminated for any reason, other than for Cause: (i) any Unvested Awards as at the date of such termination shall be deemed to have vested, and any period of restriction shall be deemed to have lapsed, as at the date of such termination and shall become payable as at the date of termination; and (ii) the level of achievement of performance goals for any Unvested Awards that are deemed to have vested pursuant to (i) above, shall be based on the actual performance achieved at the end of the applicable period immediately prior to the date of termination.

(c) With respect to Awards for a U.S. Participant to the extent applicable, the Committee shall have the discretion to unilaterally determine that all outstanding Awards shall be cancelled up on a Change in Control, and that the value of such Awards, as determined by the Committee in accordance with the terms of the Plan and the Award Agreements, shall be paid out in cash in an amount based on the Change in Control Price within a reasonable time subsequent to the Change in Control; provided, however, that no such payment shall be made on account of an ISO using a value higher than the Fair Market Value of the underlying Shares on the date of settlement. For purposes of this Section, “Change in Control Price” shall mean the highest price per Share paid in any transaction related to a Change in Control of the Corporation.

(d) Notwithstanding the above, no cancellation, acceleration of vesting, lapsing of restrictions, payment of an Award, cash settlement or other payment shall occur with respect to any Award if the Committee reasonably determines in good faith prior to the occurrence of a Change in Control that such Award shall be honoured or assumed, or new rights substituted therefor (with such honoured, assumed or substituted Award hereinafter referred to as an “Alternative Award”) by any successor to the Corporation or an Affiliate; provided, however, that any such Alternative Award must: (i) be based on stock which is traded on the TSX and/or an established U.S. securities market; (ii) provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment; (iii) recognize, for the purposes of vesting provisions, the time that the Award has been held prior to the Change in Control; (iv) have substantially equivalent economic value to such Award (determined prior to the time of the Change in Control); and (v) have terms and conditions which provide that in the event that the Participant’s employment with the Corporation, an Affiliate or any successor is involuntarily terminated or constructively terminated at any time within at least twelve months following a Change in Control, any conditions on a Participant’s rights under, or any restrictions on transfer or exercisability applicable to, each such Alternative Award shall be waived or shall lapse, as the case may be.

(e) In the event that any accelerated Award vesting or payment received or to be received by a Participant pursuant to the above (the “Benefit”) would (i) constitute a “parachute payment” within the meaning of and subject to Section 280G of the Code and (ii) but for this Section, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Benefit shall be reduced to the extent necessary to that no portion of the Benefit will be subject to the Excise Tax, as determined in good faith by the Committee; provided, however, that if, in the absence of any such reduction (or after such reduction), the Participant believes that the Benefit or any portion thereof (as reduced, if applicable) would be subject to the Excise Tax, the Benefit shall be reduced (or further reduced) to the extent determined by the Participant in his or her discretion so that the Excise Tax would not apply. To the extent that such Benefit or any portion thereof is subject to Section 409A of the Code, then such Benefit or portion thereof shall be reduced by first reducing or eliminating any payment or Benefit payable in cash and then any payment or Benefit not payable in cash, in each case in reverse order beginning with payments or Benefits which are to be paid the further in time from the date of a Change in Control. If, notwithstanding any such reduction (or in the absence of such reduction), the Internal

Revenue Service (“IRS”) determines that the Participant is liable for Excise Tax as a result of the Benefit, then the Participant shall be obliged to return to the Corporation, within thirty days of such determination by the IRS, a portion of the Benefit sufficient such that none of the Benefit retained by the Participant constitutes a “parachute payment” within the meaning of Section 280G of the Code that is subject to the Excise Tax. In no event shall the Corporation have any obligation to pay any Excise Tax imposed on a Participant or to indemnify a Participant therefor.

(f) Notwithstanding any other provision of this Plan, this Section shall not apply with respect to any Deferred Stock Units held by a Canadian Participant where such Deferred Stock Units are governed under regulation 6801(d) of the ITA or any successor to such provision.

Section 14. General Provisions Applicable to Awards.

(a) Awards may be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

(b) Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Corporation. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Corporation, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c) Subject to the terms of the Plan, payments or transfers to be made by the Corporation upon the grant, exercise or payment of an Award may be made in the form of cash, Shares, other securities or other Awards, or any combination thereof, as determined by the Committee in its discretion at the time of grant, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Committee and in compliance with Section 409A of the Code. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest (or no interest) on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.

(d) Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner other than by will or the law of descent, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person, and (ii) each Award, and each right under any Award, shall be exercisable during the Participant’s lifetime only by the Participant or, if permissible under applicable law, by the Participant’s guardian or legal representative. The provisions of this paragraph shall not apply to any Award which has been fully exercised, earned or paid, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(e) A Participant may designate a Beneficiary or change a previous beneficiary designation at such times prescribed by the Committee by using forms and following procedures approved or accepted by the Committee for that purpose. If no Beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant’s death, the Beneficiary shall be the Participant’s estate.

(f) All certificates for Shares and/or Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Ontario Securities Commission, any stock exchange upon which such Shares or other securities are then listed, and any applicable Federal or state securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g) It is a condition of each grant of an Award that if: (a) the Participant fails to comply with any obligation to the Corporation or an Affiliate (A) to maintain the confidentiality of information relating to the Corporation or the Affiliate and/or its business, (B) not engage in employment or business activities that compete with the business of the Corporation or the Affiliate, whether during or after employment with the Corporation of Affiliate, and whether such obligation is set out in an Award Agreement issued under the Plan or other agreement between the Participant and the Corporation or Affiliate, including, without limitation, an employment agreement or otherwise; (C) not solicit employees or other service providers, customers and/or suppliers of the Corporation or the Affiliate, whether during or after employment with the Corporation or Affiliate, and whether such obligation is set out in an Award Agreement issued under the Plan or other agreement between the Participant and the Corporation or Affiliate, including, without limitation, an employment agreement, or otherwise (collectively, a “Restrictive Covenant”); (b) the Participant is terminated for cause, or the Board reasonably determines after employment termination that the Participant’s employment could have been terminated for cause; (c) the Board reasonably determines that the Participant engaged in conduct that causes material financial or reputational harm to the Corporation or its Affiliates, or engaged in gross negligence, willful misconduct or fraud in respect of the performance of the Participant’s duties for the Company or an Affiliate; or (d) the Corporation’s financial statements (the “Original Statements”) are required to be restated (other than as a result of a change in accounting policy by the Corporation or under International Financial Reporting Standards applicable to the Corporation) and such restated financial statements (the “Restated Statements” disclose, in the opinion of the Board, acting reasonably, materially worse financial results than those contained in the Original Statements, then the Board may, in its sole discretion, to the full extent permitted by governing law and to the extent it determines that such action is in the best interest of the Corporation, and for a U.S. Participant, in a manner in accordance with Section 409A of the Code to the extent applicable, and in addition to any other rights that the Corporation or an Affiliate may have at law or under any agreement, take any or all of the following actions, as applicable): (i) require the Participant to reimburse the Corporation for any amount paid to the Participant in respect of an Award in cash in excess of the amount that should otherwise have been paid in respect of such Award had the determination of such compensation been based upon the Restated Statements in the event clause (d) above is applicable, or that was paid in the twelve (12) months prior to (x) the date on which the Participant fails to comply with a Restrictive Covenant, (y) the date on which the Participant’s employment is terminated for cause, or the Board makes a determination under paragraph (b) or (c) above, less, in any event, the amount of tax withheld pursuant to the ITA or other relevant taxing authority in respect of the amount paid in cash in the year of payment; (ii) reduce the number or value of, or cancel and terminate, any one or more unvested grants of Options, Restricted Stock Units, Deferred Stock Units, Performance Awards or SARs on or prior to the applicable maturity or vesting dates, or cancel or terminate any outstanding Awards which have vested in the twelve (12) months prior to (x) the date on which the Participant fails to comply with a Restrictive Covenant, (y) the date on which the Participant’s employment is terminated for cause or the Board makes a determination under paragraph (b) or (c) above, or (z) the date on which the Board determines that the Corporation’s Original Statements are required to be restated, in the event paragraph (d) above applies (each such date provided for in clause (x), (y) and (z) of this paragraph (ii) being a “Relevant Equity Recoupment Date”); and/or (iii) require payment to the Corporation of the value of any Shares of the Corporation acquired by the Participant pursuant to an Award granted in the twelve (12) months prior to a Relevant Equity Recoupment Date (less any amount paid by the Participant) to acquire such Shares and less the amount of tax withheld pursuant to the ITA or other relevant taxing authority in respect of such Shares).

Section 15. Amendments and Termination.

(a) The Board may amend, alter, suspend, discontinue or terminate the Plan and any outstanding Awards granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Corporation, for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Corporation and must comply with the rules of the TSX. Examples of the types of amendments that are not material that the Board is entitled to make without shareholder approval include, without limitation, the following:

(i) ensuring continuing compliance with applicable law, the rules of the TSX or other applicable stock exchange rules and regulations or accounting or tax rules and regulations;

(ii) amendments of a “housekeeping” nature, which include amendments to correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award Agreement in the manner and to the extent it shall deem desirable to carry the Plan into effect;

(iii) changing the vesting provision of the Plan or any Award (subject to the limitations for Awards subject to Section 10(b));

(iv) waiving any conditions or rights under any Award (subject to the limitations for Awards subject to Section 10(b));

(v) changing the termination provisions of any Award that does not entail an extension beyond the original expiration date thereof;

(vi) adding or amending a cashless exercise provision;

(vii) adding or amending a financial assistance provision;

(viii) changing the process by which a Participant who wishes to exercise his or her Award can do so, including the required form of payment for the Shares being purchased, the form of written notice of exercise provided to the Corporation and the place where such payments and notices must be delivered; and

(ix) delegating any or all of the powers of the Committee to administer the Plan to officers of the Corporation.

(b) Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Corporation under any applicable securities laws or requirements shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for:

(i) an increase in the maximum number of Shares that may be made the subject of Awards under the Plan;

(ii) any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under Section 5(d)(i) or Section 5(d)(ii)) or amendment that reduces or would have the effect of reducing the exercise price of an Option or Stock Appreciation Right previously granted under the Plan, whether through amendment, cancellation or replacement grants, or other means (provided that, in such a case, insiders of the Corporation who benefit from such amendment are not eligible to vote their Shares in respect of the approval);

(iii) an increase in the limits on Awards that may be granted to any Participant under Section 5(c) and Section 5(g);

(iv) an extension of the term of an outstanding Option or Stock Appreciation Right beyond the expiry date thereof;

(v) permitting Options granted under the Plan to be Transferrable other than for normal estate settlement purposes; and

(vi) any amendment to the plan amendment provisions set forth in this Section 15 which is not an amendment within the nature of Section 15(a)(i) or Section 15(a)(ii),

unless the change results from application of Section 5(d)(i) or Section 5(d)(ii).

Furthermore, except as otherwise permitted under the Plan, no change to an outstanding Award that will adversely impair the rights of a Participant may be made without the consent of the Participant except to the extent that such change is required to comply with applicable law, stock exchange rules and regulations or accounting or tax rules and regulations.

Section 16. Miscellaneous.

(a) The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payment as to which a Participant has a fixed and vested interest but which are not yet made to a Participant by the Corporation, nothing contained herein shall give any such Participant any right that is greater than those of a general unsecured creditor of the Corporation.

(b) No employee, Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants, or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient. Any Award granted under the Plan shall be a one-time Award which does not constitute a promise of future grants. The Corporation, in its sole discretion, maintains the right to make available future grants hereunder.

(c) The Corporation shall have the right to deduct from any payment to be made pursuant to the Plan, or to otherwise require, prior to the issuance or delivery of Shares or the payment of any cash hereunder, payment by the Participant of, any federal, provincial, state or local taxes required by law to be withheld. Upon the vesting of Restricted Stock (or other Award that is taxable upon vesting), or upon making an election under Section 83(b) of the Code, a Participant shall pay all required withholding to the Corporation. Any statutorily required withholding obligation with regard to any Participant may be satisfied, subject to the consent of the Committee, by reducing the number of Shares otherwise deliverable or by delivering Shares already owned. Any fraction of a Share required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant.

(d) Nothing contained in the Plan shall prevent the Corporation from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(e) The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Corporation or any Affiliate. Further, the Corporation or the applicable Affiliate may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in such Award.

(f) If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

(g) Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Corporation and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Corporation pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

(h) No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(i) No Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person.

(j) Unless otherwise determined by the Committee, as long as the Shares are listed on a national securities exchange including the TSX or system sponsored by a national securities association, the issuance of Shares pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system. The Corporation shall have no obligation to issue such Shares unless and until such Shares are so listed, and the right to exercise any Option or other Award with respect to such Shares shall be suspended until such listing has been effected. If at any time counsel to the Corporation shall be of the opinion that any sale or delivery of Shares pursuant to an Option or other Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Corporation under the statutes, rules or regulations of any applicable jurisdiction, the Corporation shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration with respect to Shares or Awards, and the right to exercise any Option or other Award shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Corporation. A Participant shall be required to supply the Corporation with certificates, representations and information that the Corporation requests and otherwise cooperate with the Corporation in obtaining any listing, registration, qualification, exemption, consent or approval the Corporation deems necessary or appropriate.

(k) No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Corporation or its Affiliates nor affect any benefit under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation. The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

(l) The Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate. Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of receipt thereof shall be deemed paid when paid to such person’s guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Committee, the Board, the Corporation, its Affiliates and their employees, agents and representatives with respect thereto.

Section 17. Effective Date of the Plan.

The Plan shall be effective as of the Effective Date, which is the date of adoption by the Board, subject to the approval of the Plan by the shareholders of the Corporation in accordance with the requirements of the laws of the Province of Ontario.

Section 18. Term of the Plan.

No Award shall be granted under the Plan after ten years from the Effective Date. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

Section 19. Section 409A of the Code.

(a) The Plan is intended to comply with the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in the Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with Section 409A of the Code and to the extent such provision cannot be amended to comply therewith, such provision shall be null and void. The Corporation shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee or the Corporation and, in the event that any amount or benefit under the Plan becomes subject to penalties under Section 409A of the Code, responsibility for payment of such penalties shall rest solely with the affected Participants and not with the Corporation. Notwithstanding any contrary provision in the Plan or Award Agreement, any payment(s) of “nonqualified deferred compensation” (within the meaning of Section 409A of the Code) that are otherwise required to be made under the Plan to a “specified employee” (as defined under Section 409A of the Code) as a result of such employee’s separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period.

(b) Notwithstanding the foregoing, the Corporation does not make any representation to any Participant or Beneficiary as to the tax consequences of any Awards made pursuant to this Plan, and the Corporation shall have no liability or other obligation to indemnify or hold harmless the Participant or any Beneficiary for any tax, additional tax, interest or penalties that the Participant or any Beneficiary may incur as a result of the grant, vesting, exercise or settlement of an Award under this Plan.

Section 20. Governing Law.

This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

Section 21. TSX Requirements.

The number of Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements of the Corporation, may not exceed 10% of the Corporation’s issued and outstanding Shares; and the number of Shares issued to Insiders within any one-year period, under all Security Based Compensation Arrangements of the Corporation, may not exceed 10% of the Corporation’s issued and outstanding Shares. For the purpose of this Section 21, “Insider” shall mean any “reporting insiders” as defined in National Instrument 55-104 – Insider Reporting Requirements, and “Security Based Compensation Arrangement” shall mean any (i) any stock option plans for the benefit of employees, insiders, service providers or any one of such groups; (ii) individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders; (iii) share purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances of securities from treasury; any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, insider or service provider which is financially assisted by the Corporation by any means whatsoever.

SCHEDULE “E”

CANOPY GROWTH CORPORATION

BOARD OF DIRECTORS MANDATE

Appointment

Directors of Canopy Growth Corporation (“CGC”) are elected annually by CGC’s shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute CGC’s Board of Directors (the “Board”). The Board subsequently elects a Chairperson of the Board (the “Chairperson”) as well as a Lead Director. At all times, a majority of the Board and its committees are comprised of directors who are “independent.”

Mandate

In addition to the duties of directors of a Canadian corporation as prescribed by statute, the Board is responsible for the stewardship of CGC, overseeing its operations and supervising CGC’s management (“Management”), which is responsible for the day- to-day conduct of the business.

Specifically, the Board shall:

(a)	set standards for CGC in terms of moral and ethical norms, as well as interpersonal relationships and corporate social responsibility;

(b)	satisfy itself, to the extent feasible, as to the integrity of the Chief Executive Officer (the “CEO”) and other senior executives (the “Senior Executives”) and that the CEO and other Senior Executives create a culture of integrity throughout CGC;

(c)	monitor compliance with CGC’s Code of Business Conduct and Ethics (the “Code”) and, as appropriate, grant any waivers to the Code;

(d)	appoint/terminate the CEO pursuant to the recommendations of the Compensation Committee;

(e)	be responsible for succession planning for the CEO and the other Senior Executives pursuant to the recommendations of the Compensation Committee;

(f)	approve the compensation plan for the CEO and the other Senior Executives annually and any special bonuses to be paid to such individuals pursuant to the recommendations of the Compensation Committee;

(g)	review and approve equity based plans, any related agreements or amendments to such plans (the “Plans”) and any awards under such Plans pursuant to the recommendations of the Compensation Committee;

(h)	review and approve the corporate compensation plan, significant employee benefit programs and any material changes to such plans and programs pursuant to the recommendations of the Compensation Committee;

(i)	oversee all matters relating to the legal, regulatory and financial integrity of CGC;

(j)	interface, as required, with CGC’s external auditors;

(k)	recommend to shareholders, pursuant to the recommendation of the Audit Committee, the appointment of auditors and approve auditor compensation once authorised by shareholders;

(l)	adopt, and annually review, pursuant to the recommendation of the Corporate Governance Committee, a system of corporate governance policies and practices;

(m)	approve the corporate communications policy and Insider Trading Policy, and oversee their effective implementation, with primary emphasis on non-selective disclosure and communication with shareholders;

(n)	review and approve major organizational changes and significant new human resource policies/programs or material changes to existing human resource polices/programs;

(o)	set up measures for receiving feedback from CGC’s shareholders;

(p)	ensure the protection and advancement of shareholder value;

(q)	identify the principal risks of CGC’s business and ensure the implementation of appropriate systems to monitor and manage those risks;

(r)	oversee CGC’s internal control and management information systems;

(s)	adopt a strategic planning process and approve, on an annual basis, a strategic plan which takes into account the opportunities and risks of the business;

(t)	approve the annual operating plan;

(u)	approve CGC’s quarterly and annual financial results and MD&A, management proxy circulars and their publication;

(v)	approve CGC’s dividend policy, if any, and any dividend payments;

(w)	approve significant business expansions, alliances, joint ventures, mergers and acquisitions;

(x)	set expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of Board meeting materials;

(y)	appoint the Chairperson of the Board and Lead Director annually or as otherwise required;

(z)	consider, annually, which individuals should be nominated to the Board, based on the advice of the Corporate Governance Committee;

(aa)	monitor the effectiveness and contribution of the Board, its committees and individual directors;

(bb)	approve the Board’s compensation plan and the compensation of individual directors, pursuant to the recommendation of the Compensation Committee, and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director; and

(cc)	annually review the Board Mandate and any other documents used by the Board in fulfilling its responsibilities.

Committees

CGC’s current committee structure includes the following committees: Audit; Compensation; and Corporate Governance. The mandates of each standing committee are reviewed periodically by the Corporate Governance Committee with a view to delegating to committees the authority of the Board concerning specified matters appropriate to such committees. The members of each committee, and from amongst each such committee’s members, the chairperson of each committee, are appointed by the Board annually. The CEO, Chief Financial Officer and General Counsel shall attend committee meetings upon the respective committee’s request and, subject to a committee requesting otherwise, the Corporate Secretary, or his designee, shall act as secretary at all committee meetings.

Qualifications and Procedures

At least twenty-five percent of the directors shall be “resident Canadians” as defined by the Canada Business Corporations Act.

The independent directors shall meet at regularly scheduled sessions at least quarterly without Management present.

The Board may retain such outside consultants and advisors (at CGC’s expense), as it deems necessary from time to time to fulfill its duties and responsibilities.

Individual Directors

The Board is made up of directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise, and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications in the context of the needs of the Board. Individual directors are also expected to:

•	prepare for each Board and committee meeting;

•	maintain a satisfactory Board and committee meeting attendance record of no less than 75% in the aggregate, subject to recusal by the Board or relevant committee;

•	participate fully and frankly in Board deliberations and discussions;

•	demonstrate a willingness to listen to others’ opinions and consider them;

•	be willing to raise tough questions in a manner that encourages open discussion;

•	establish an effective, independent and respected presence on the Board and a collegial relationship with other directors;

•	focus inquiries on issues related to strategy, policy and results rather than day-to- day issues of corporate management;

•	think, speak and act independently;

•	be willing to risk rapport with the Chairperson, Lead Director and other directors in taking a reasoned, independent position;

•	participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

•	become knowledgeable about CGC’s business and the industry in which it operates;

•	participate in director orientation and development programs;

•	maintain a current understanding of the regulatory, legislative, business, social and political environments in which CGC operates;

•	become acquainted with CGC’s senior executives; and

•	visit CGC’s offices when appropriate.

SCHEDULE “F”

CANOPY GROWTH CORPORATION

CODE OF ETHICS

CODE OF BUSINESS CONDUCT AND ETHICS Effective December 2015 Version 1.1	Canopy Growth Corporation (the “Company” or “Canopy”) conducts its business in strict compliance with both the letter and spirit of all applicable laws and in full adherence with the highest standards of business integrity and ethics. Ethical business conduct as described in this Code of Business Conduct and Ethics (the “Code”) is part of all our dealings with our colleagues, customers, suppliers, licensors, licensees, investors and the general public. This Code is intended to promote that conduct in conjunction with the Company’s Corporate Disclosure Policy (the “Policy”).

1. General
The Code applies to the directors, officers (which term shall include executive officers) and employees (which term shall include consultants and contractors working for the Company under services agreements) of the Company and its subsidiaries. Directors, officers and employees are responsible for reading, understanding and complying with the Code.

The Code is not meant to be a complete listing of ethics and business conduct covering every eventuality. Consequently, if a director, officer or employee is confronted with a situation where further guidance is required, the matter should be discussed with your supervisor or a member of the Canopy management team. If the matter cannot be resolved, it must be referred to the Chief Executive Officer or the Company’s outside legal counsel and Corporate Secretary, who have overall responsibility to provide guidance and ensure all enquiries and issues are addressed in a timely manner.

Nothing in this Code alters the terms and conditions of an employee’s employment or service provider arrangement.

This Code is meant to supplement and not replace any operating procedures or policies adopted by the Company or its subsidiaries in connection with their respective obligations under the Marihuana for Medical Purposes Regulations (the “MMPR”).

Canopy is committed to conducting its business affairs in compliance with all applicable laws, statutes, rules, regulations and stock exchange policies and expects directors, officers and employees acting on its behalf to do likewise. In addition, business dealings among directors, officers and employees, and by directors, officers and employees, with shareholders, customers, suppliers, licensors, licensees, community organizations and governmental and regulatory authorities must be based on principles of honesty, integrity and the ethical standards outlined in the Code.

2. Reporting Violations
Directors, officers and employees are expected not only to comply with various laws, statutes, rules, regulations, stock exchange policies and the Code’s ethical standards but are expected to report situations of non-compliance with respect to this Code of which they become aware. Beyond instances of non-compliance, directors, officers and employees may also report concerns relating to ethics and business conduct.

If any director, officer or employee chooses to remain anonymous, every effort will be made to respect this request. No one will be punished for asking about possible breaches of law, regulation or company policy. It is corporate policy not to take any action against a director, officer or employee who reports in good faith regardless of whether or not the report proves to be accurate. Any allegation of a reprisal will be investigated.

Any report can be made to Canopy’s Chairman of the Board, Chief Executive Officer or outside legal counsel and Corporate Secretary (LaBarge Weinstein LLP, Attention: Debbie Weinstein by mail at 515 Legget Drive, Suite 800, Kanata, Ontario K2K 3G4, by fax at 613-599-0018 or by phone at 613-599-9600).

3. Disciplinary Matters
A failure to comply with the Code may result in disciplinary actions up to and including termination of employment. Canopy’s Board of Directors (the “Board”) shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code. In determining what action is appropriate in a particular case, the Board or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was intentional or inadvertent, the extent of the likely damage to the Company and its shareholders resulting from the violation and whether the individual has committed previous violations of the Code or another policy, if any, of Canopy concerning ethical behavior.

The Board will provide written notice to an individual involved in the violation stating that the Board or such designee has determined that there has been a violation and indicating the action to be taken by the Board against the individual.

4. Integrity of Records and Compliance with Sound Accounting Practices
Accuracy and reliability in the preparation of all business records is of critical importance to the decision making process and to the proper discharge of financial, legal and reporting obligations. All business records, expense accounts, invoices, bills, payroll and employee records and other reports are to be prepared with care and honesty. False or misleading entries are not permitted in Canopy’s books and records. All of Canopy’s assets and liabilities are to be recorded in compliance with the Company’s accounting and internal control procedures.

5. Maintenance of Assets
All directors, officers and employees have a responsibility to protect Canopy’s assets against loss, theft, abuse and unauthorized use or disposal. The term “Canopy’s assets” refers to all property whether tangible, intangible or electronic in form, which includes Canopy’s products, inventory, equipment, office supplies, facilities, vehicles, computers and software, intellectual property, including but not limited to: proprietary information, trade secrets and confidential information.

6. Confidentiality
During the normal course of business, directors, officers and employees will have access to business and information records of a confidential nature. In some cases, the information may affect the value of Canopy’s shares or those of another company. Such confidential business information is not to be disclosed externally or used as a basis for trading in shares.

The confidential material of any such information could include information developed by other employees or information acquired from outside sources, sometimes under obligations of secrecy. Directors, officers and employees are expected to utilize such information exclusively for business purposes and this information must not be disclosed externally without a confidentiality agreement and/or the prior approval of the Chief Executive Officer or Chairman.

In cases where information or records are obtained under an agreement with a third party, such as license agreements or technology purchases, employees must ensure that the provisions of such agreements are strictly adhered to so that Canopy will not be deemed to be in default. Unauthorized disclosure or use of information or records associated with these agreements could expose the employee involved and/or Canopy to serious consequences.

7. Conflict of Interest

Directors, officers and employees should not engage in conduct, which is harmful to the Company or its reputation.

All directors, officers and employees have an obligation to be free of conflicting interests when they represent the Company in business dealings or are making recommendations which could influence the Company’s subsequent actions.

In general terms, a conflict of interest would exist when an obligation, or situation arising from the personal activities or financial affairs of a director, officer or employee, may adversely influence their judgment in the performance of their duties to Canopy. It should be understood that the conflicting interest referred to throughout this section may be direct or indirect. For example, the interest may be that of the director, officer, employee, a family member, a relative, or a business enterprise in which any of these individuals has an interest, financial or otherwise. Conflicts of interest may include:

A. Financial Interests: a conflict of interest will likely exist when a director, officer or employee who is able to influence business with Canopy, owns, directly or indirectly, a beneficial interest in an organization which is a competitor of Canopy, or which has current or prospective business as a supplier, licensors, licensees, customer, or contractor with Canopy. A conflict is not likely to exist, however, where the financial interest in question consists of shares, bonds or other securities of a company listed on a securities exchange and where the amount of this interest is less than one percent of the value of the class of security involved.

B. Outside Work: a conflict of interest will likely exist when a director, officer or employee, directly or indirectly, acts as a director, officer, employee, consultant, or agent of an organization that is a competitor of Canopy, or which has current or prospective business as a supplier, licensors, licensees, customer or contractor with Canopy. Similarly, a conflict of interest may exist when an employee undertakes to engage in an independent business venture or to perform work or services for another business, civic or charitable institution to the extent that the activity involved prevents such employee from devoting the time and effort to the conduct of Canopy’s business, which the employee’s position requires.

If a director, officer or employee has an agreement with Canopy with respect to non-competition and/or non-solicitation, such agreement shall govern only to the extent of any conflict between this Code and such agreement.

C. Gifts or Favours: a conflict of interest will arise when a director, officer or employee, either directly or indirectly, solicits and/or accepts any gift or favour from an organization which is a competitor of Canopy, or which has current or prospective business with Canopy as a customer, supplier, licensors, licensees or contractor. In such cases, the acceptance or prospect of gifts or favors may tend to limit or give the appearance of limiting the director-, officer- or employee-recipient from acting solely in the best interests of Canopy in dealings with these organizations.

For this purpose, a “gift” or “favour” includes any gratuitous service, loan, discount, money or article of value. It does not include loans from financial institutions on customary terms; articles of nominal value normally used for sales promotion purposes; or ordinary business meals or reasonable entertainment consistent with local social or business customs.

D. Trading with Canopy: a conflict of interest may exist when a director, officer or employee is directly or indirectly a party to any business transaction with Canopy.

E. Misappropriation of Business Opportunities: a conflict of interest will exist when a director, officer or employee, without the knowledge and consent of Canopy, appropriates for their own use, or that of another person or organization, the benefit of any business venture, opportunity or potential about which the director, officer or employee may have learned or may have developed during the course of his/her association with Canopy.

In accordance with all applicable privacy legislation, Canopy respects the right of employees to privacy in their personal activities and financial affairs. The prime purpose of this section of the Code is to provide guidance to directors, officers and employees so that they can avoid situations in their personal activities and financial affairs, which are, or may appear to be, in conflict with their responsibility to act in the best interests of Canopy.

Employees are requested to inform management and bring any potential or actual conflict of interest situation to the attention of the Chief Executive Officer or Chairman for discussion, review and written approval, if required.

As soon as a director or officer becomes aware that he or she has a potential or actual conflict of interest situation he or she must bring such conflict to the attention of the board of directors of Canopy either in writing or in person at the next board meeting.

In respect of a conflicted officer, the board of directors shall determine whether the conflict is material or of sufficient concern to necessitate termination of such officer’s involvement with Canopy. If not, the board of directors shall determine what, if any, procedures shall be implemented to ensure that such officer’s potential or actual conflict does not interfere with his or her duties to Canopy and that he or she is not part of any decision making process where his or her potential or actual conflict could reasonably impair his or her ability to act in the best interests of Canopy.

In respect of directors, all directors must keep the board of directors informed of actual or potential conflicts so that the disinterested board members may adopt appropriate procedures in light of such actual or potential conflict. Without limiting the foregoing, a director that has declared a potential conflict because he or she is (i) a party to a material contract or transaction or proposed material contract or transaction with Canopy or (ii) a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with Canopy, shall not attend any part of a meeting of the board during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is:

One that relates primarily to his or her remuneration as a director of Canopy or an affiliate thereof;

(a) One for indemnity or directors and officers liability insurance; or

(b) One with an affiliate of Canopy.

Public disclosure shall be made with respect to the material interest of any officer or director of Canopy in any material agreement or proposed agreement between Canopy and that director or officer. The majority of disinterested directors must consider the proper scope and nature of the disclosure.

8. Improper Business Payments

The following are deemed improper business payments and are therefore prohibited:

A. the offering or accepting of bribes, payoffs or kickbacks made directly or indirectly to obtain an advantage in a commercial transaction or to influence any decision; and

B. the offering of gifts, gratuities, entertainment or other similar payments, except to the extent customary and reasonable in amount and not in consideration for any improper action by the recipient.

9. Laws, Statutes, Regulations and Stock Exchange Policies
Canopy is required to maintain compliance with various laws, statutes, rules, regulations and stock exchange policies governing activities in the jurisdictions in which Canopy carries on business, including but not limited to the MMPR.

This Code does not seek to provide legal guidance for all laws, statutes, rules, regulations and stock exchange policies that impact on the Company’s activities. There are, however, several items that warrant specific mention. These are listed below along with some general guidelines for compliance.

A. Workplace Health and Safety Laws: Canopy is committed to create and maintain healthy and safe workplaces for its people. Employees are expected to comply with all safety laws, regulations and Canopy policies (which may not necessarily be a law or regulation).

B. Human Rights Legislation: Canopy does not discriminate on the basis of citizenship, race, colour, religion, sex/pregnancy, age, place of origin, ethnic origin or ancestry, sexual orientation, gender identity or expression, disability, veteran status, marital or family status, political affiliation, receipt of public assistance or any other factors prohibited by federal, state/provincial, or local law. This policy applies to all terms and conditions of employment including but not limited to hiring, placement, promotion, termination, layoff, transfers, leave of absence, compensation and training. In addition, Canopy does not and will not condone any discriminatory conduct of its agents and non-employees who have contact with employees during working hours.

Discrimination will not be tolerated. Any discrimination should be reported to the Chief Executive Officer or any member of the Canopy management team.

C. Competition: Canopy is committed to the ideals of free and competitive enterprise. To comply with fair competition laws, Canopy is required to make its own decisions on the basis of the best interests of Canopy and must do so independent of agreements and understandings with competitors. Certain statutes and regulations prohibit certain arrangements or agreements with others regarding product prices, terms of sale, division of markets, allocation of customers and any other practice, which restrains competition.

D. Securities Laws: All directors, officers or employees must only trade in the shares of Canopy in strict compliance with applicable securities laws. They must make themselves aware of matters pertaining to “insider trading” and the use of non-public information.

Any director, officer or employee who possesses material, non-public information may not buy or sell Canopy securities while such information remains non-public. These trading prohibitions apply to directors, officers at all levels and employees. The prohibition on such trading is based on such information potentially providing an unfair advantage to such director, officer or employee. You should consider information to be material if there is a reasonable prospect that an investor would consider the information to be important in arriving at a decision to buy, sell or hold Canopy securities. If you have any questions about whether information is material or public, contact the General Counsel & Corporate Secretary. In this regard, you must also be familiar with and act in accordance with the Policy.

E. Stock Exchange Policies: As a corporation listed on the TSX Venture Exchange the Company is required to operate in strict compliance with the rules and policies of the TSX Venture Exchange. All directors, officers and employees are responsible to ensure compliance with TSX Venture Exchange policies insofar as they impact upon their field of responsibility. Any officer or employee that is not aware whether or how the policies of the TSX Venture Exchange might impact on his or her role and responsibilities should discuss with his or her supervisor and/or the Company’s external legal counsel. The TSX Venture Exchange’s rules and policies are also available to the public at www.TMX.com.

F. Health Canada Considerations: The Company and its subsidiaries are dependent on licenses granted by Health Canada pursuant to the MMPR. Accordingly, compliance with the MMPR, the Controlled Drugs and Substances Act, requirements of Health Canada and related laws and regulations is to be considered the top operational priority for every director, officer and employee.

10. Amendment, Modification, Waiver and Termination of the Code Canopy reserves the right to amend, modify, waive or terminate the rules, guidelines and policies associated with this Code at any time for any reason.

Canopy will report any changes to this Code to the extent required by applicable regulatory authorities.

Any waiver of any provision of this Code made to any officer or director may only be made by the Board and any waiver of any provision of this Code made to any employee, officer or director will be disclosed in accordance with the regulations set forth by applicable regulatory authorities.

11. Public Company Reporting and Other Public Communication As a public company, it is of critical importance that Canopy’s filings and submissions to securities regulatory authorities and stock exchanges are timely and accurate. Depending on his or her position with Canopy, a director, officer or employee may be called upon to provide necessary information to assure that Canopy’s public reports and documents filed with the securities regulatory authorities and stock exchanges and other public communications by Canopy are full, fair, accurate, timely and understandable. Canopy expects its directors, officers and employees to provide prompt, accurate answers to inquiries related to Canopy’s public disclosure requirements.

All directors, officers and employees must, and must cause Canopy to comply with the system of disclosure controls and procedures devised, implemented and maintained by Canopy to provide reasonable assurances that information required to be disclosed by Canopy in reports that it files or submits under the rules and regulations of the securities regulatory authorities or stock exchanges is properly authorized, executed, recorded, processed and reported. In this regard, you must also be familiar with and act in accordance with the Policy.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Canopy in the reports filed with the securities regulatory authorities or stock exchanges is accumulated and communicated to Canopy’s management, as appropriate, to allow timely decisions regarding required disclosure.

12. Administration of the Code

Responsibility for the periodic review and revision of this Code lies with Canopy’s board of directors.

A. Questions concerning the Code should be referred to the Chief Executive Officer or Chairman.

B. Any reports of non-compliance with the Code or concerns relating to ethics and business conduct can be made to Canopy’s Chair of the Board, Chief Executive Officer, Corporate Secretary or external legal counsel (LaBarge Weinstein LLP, Attention: Debbie Weinstein, by mail at 515 Legget Drive, Suite 800, Kanata, Ontario K2K 3G4, by fax at 613-599-0018 or by phone at 613-599-9600.